     As filed with the Securities and Exchange Commission on October 16, 1997
                                                     Registration No.: 333-
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]


                                      AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     [X]


               LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT H
                          (Exact Name of Registrant)

                  LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (Name of Depositor)

                         120 Madison Street, Suite 1700
                              Syracuse, NY  13202

--------------------------------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code:  (315) 428-8400

                             ROBERT O. SHEPPARD, ESQ.
                         120 Madison Street, Suite 1700
                               Syracuse, NY  13202

--------------------------------------------------------------------------------
                   (Name and Address of Agent for Service)

                                   Copy to:
                               Susan S. Krawczyk
                     Sutherland, Asbill & Brennan, L.L.P.
                        1275 Pennsylvania Avenue, N.W.
                            Washington, D.C.  20004

                   Title of securities being registered:
 Interests in a separate account under individual flexible premium deferred variable annuity contracts.

                     DECLARATION PURSUANT TO RULE 24f-2

An indefinite amount of securities is being registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

                              -------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

               LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT H

                             CROSS REFERENCE SHEET
                     (PURSUANT TO RULE 495 OF REGULATION C
                       UNDER THE SECURITIES ACT OF 1933)
                    RELATING TO ITEMS REQUIRED BY FORM N-4


N-4 ITEM    CAPTION IN PROSPECTUS (PART A)
--------    ------------------------------
 1.         Cover Page

 2.         Special terms

 3. (a)     Expense Table
    (b)     Synopsis
    (c)     Synopsis
    (d)     Not Applicable

 4. (a)     Condensed Financial Information
    (b)     Investment Results
    (c)     Financial Statements

 5. (a)     Cover Page; The Lincoln National Life Insurance Company
    (b) Variable Annuity Account; Investments of the Variable Annuity Account; Cover Page
    (c) Investments of the Variable Annuity Account; Investment Advisor; Description of the Series
    (d)     Cover Page
    (e)     Voting Rights
    (f)     Not Applicable

 6. (a)     Charges and Other Deductions
    (b)     Charges and Other Deductions
    (c)     Charges and Other Deductions
    (d)     The Contracts - Commissions
    (e)     Charges and Other Deductions
    (f)     Charges and Other Deductions
    (g)     Not Applicable

 7. (a)     The Contracts; Investments of the Variable Annuity Account; Annuity
              Payouts; Voting Rights; Return Privilege
    (b)     Investments of the Variable Annuity Account; The Contracts; Cover
              Page
    (c)     The Contracts
    (d)     The Contracts

              CROSS REFERENCE SHEET TO ITEMS REQUIRED BY FORM N-4

N-4 ITEM    CAPTION IN PROSPECTUS (PART A)
--------    ------------------------------
 8. (a)     Annuity Payouts
    (b)     Annuity Payouts
    (c)     Annuity Payouts
    (d)     Annuity Payouts
    (e)     Annuity Payouts
    (f)     The Contracts; Annuity Payouts

 9. (a)     The Contracts; Annuity Payouts
    (b)     The Contracts; Annuity Payouts

10. (a)     The Contracts; Cover Page; Charges and Other Deductions
    (b)     The Contracts; Investments of the Variable Annuity Account
    (c)     The Contracts
    (d)     Distribution of the Contracts

11. (a)     The Contracts
    (b)     Restrictions Under the Texas Optional Retirement Program
    (c)     The Contracts
    (d)     The Contracts
    (e)     Return Privilege

12. (a)     Federal Tax Status
    (b)     Cover Page; Federal Tax Status
    (c)     Federal Tax Status

13.         Legal Proceedings

14.         Table of Contents to the Statement of Additional
              Information (SAI) for Lincoln National Variable
              Annuity Account H American Legacy III

            CAPTION IN STATEMENT OF ADDITIONAL
N-4 ITEM    INFORMATION (PART B) (continued)
--------    ----------------------------------

15.         Cover Page for Part B

16.         Cover Page for Part B

17. (a)     Not Applicable
    (b)     Not Applicable
    (c)     General Information and History of The Lincoln
              National Life Insurance Company (Lincoln Life)

              CROSS REFERENCE SHEET TO ITEMS REQUIRED BY FORM N-4

            CAPTION IN STATEMENT OF ADDITIONAL
N-4 ITEM    INFORMATION  (PART B)
--------    ----------------------------------
18. (a)     Not Applicable
    (b)     Not Applicable
    (c)     Services
    (d)     Not Applicable
    (e)     Not Applicable
    (f)     Not Applicable

19. (a)     Purchase of Securities Being Offered
    (b)     Purchase of Securities Being Offered

20. (a)     Not Applicable
    (b)     Principal Underwriters
    (c)     Not Applicable
    (d)     Not Applicable

21.         Calculation of Investment Results

22.         Annuity Payouts

23. (a)     Financial Statements -- Lincoln National Variable
              Annuity Account H
    (b)     Financial Statements -- The Lincoln National Life
              Insurance Company

AMERICAN LEGACY III
LINCOLN LIFE & ANNUITY VARIABLE ANNUITY
ACCOUNT H INDIVIDUAL VARIABLE ANNUITY CONTRACTS

issued by:
Lincoln Life & Annuity Company of New York
120 Madison Street, Suite 1700
Syracuse, New York 13202

This Prospectus describes the individual flexible premium deferred variable annuity contract (contract or variable annuity contract) issued by Lincoln Life & Annuity Company of New York (Lincoln Life). It is for use with the following retirement plans qualified for special tax treatment (qualified plans) under the Internal Revenue Code of 1986, as amended (the code):

1. Public school systems and certain tax-exempt organizations [403(b)];

2. Qualified corporate employee pension and profit-sharing trusts and qualified annuity plans;

3. Corresponding plans of self-employed individuals (H.R. 10 or Keogh);

4. Individual retirement annuities (IRA);

5. Government deferred compensation plans (457);

6. Simplified employee pension plans (SEP); and

7. SIMPLE 401(k) and SIMPLE IRA plans. Consult your investment dealer as to the availability of this contract for SIMPLE IRA's.

Section 403(b) business under number (1.) will normally be accepted only for purchase payments qualifying as 403(b) lump sum transfers or rollovers.

The contract described in this Prospectus is also offered to plans established by persons who are not entitled to participate in one of the previously mentioned plans (nonqualified contracts). A nonqualified contract can be owned jointly only by spouses.

The contract provides for the accumulation of contract value and payment of periodic annuity benefits. These benefits may be paid on a variable or fixed basis or a combination of both. Annuity benefits start at an annuity commencement date which you select. If the contractowner dies before the annuity commencement date, the greater of: (1) the contract value; or (2) the enhanced guaranteed minimum death benefit (EGMDB) or, if the EGMDB is not then in effect, the guaranteed minimum death benefit (GMDB), will be paid to the beneficiary. Special rules apply to a jointly owned contract. (See Death benefit before annuity commencement date.) The EGMDB is not available under contracts used for qualified plans (other than IRAs) or if the contractowner's issue age is 75 or more.

The minimum initial purchase payment for the contract is:

1. $1,500 for a nonqualified plan and a 403(b) transfer/rollover or

2. $300 for a qualified plan.

The minimum payment to the contract is $100 per payment ($25 if transmitted electronically), subject to a $300 annual minimum.

All investments (purchase payments) for benefits on a variable basis will be placed in Lincoln Life & Annuity Variable Annuity Account H (variable annuity account [VAA]). The VAA is a segregated investment account of Lincoln Life, which is the depositor. Based upon your instructions, the VAA invests purchase payments (at net asset value) in Class 2 shares of one or more specified funds of the American Variable Insurance Series (series): Global Growth Fund, Growth Fund, Growth-Income Fund, International Fund, Asset Allocation Fund, High-Yield Bond Fund, Bond Fund, U.S. Government/AAA-Rated Securities Fund, and Cash Management Fund. Both the value of a contract before the annuity commencement date and the amount of payouts afterward will depend upon the investment performance of the fund(s) selected. Investments in these funds are neither insured nor guaranteed by the U.S. Government or by any other person or entity.

Purchase payments for benefits on a fixed basis will be placed in the fixed side of the contract, which is part of our General Account. However, this Prospectus deals only with those elements of the contracts relating to the VAA, except where reference to the fixed side is made.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus details the information regarding the VAA that you should know before investing. This booklet also includes a current Prospectus of the series. Both should be read carefully before investing and kept for future reference.

The contract described in this Prospectus is available only in New York.

A statement of additional information (SAI), dated          , 1997, concerning
the VAA has been filed with the SEC and is incorporated by this reference into this Prospectus. If you would like a free copy, complete and mail the enclosed card, or call 1-800-942-5500. A table of contents for the SAI appears on the last page of this Prospectus.

This Prospectus is dated           , 1997.

TABLE OF CONTENTS

                                             Page
-------------------------------------------------
Special terms                                  3
-------------------------------------------------
Expense tables                                 5
-------------------------------------------------
Synopsis                                       7
-------------------------------------------------
Condensed financial information                9
-------------------------------------------------
Investment results                             9
-------------------------------------------------
Financial statements                           9
-------------------------------------------------
Lincoln Life & Annuity Company of New York     9
-------------------------------------------------
Variable annuity account (VAA)                 9
-------------------------------------------------
Investments of the variable annuity account    9
-------------------------------------------------
Charges and other deductions                  11
-------------------------------------------------
The contracts                                 13
-------------------------------------------------

                                                                    Page
------------------------------------------------------------------------
Annuity payouts                                                      17
------------------------------------------------------------------------
Federal tax status                                                   18
------------------------------------------------------------------------
Voting rights                                                        19
------------------------------------------------------------------------
Distribution of the contracts                                        20
------------------------------------------------------------------------
Return privilege                                                     20
------------------------------------------------------------------------
State regulation                                                     20
------------------------------------------------------------------------
Records and reports                                                  20
------------------------------------------------------------------------
Other information                                                    20
------------------------------------------------------------------------
Statement of additional information table of contents for Variable
Annuity Account H American Legacy III                                21
------------------------------------------------------------------------

SPECIAL TERMS

(Throughout this Prospectus, in order to make the following discussion more understandable to you, we have italicized the special terms.)

Account or variable annuity account (VAA) -- The segregated investment account, Account H, into which Lincoln Life sets aside and invests the assets for the variable side of contract offered in this Prospectus.

Accumulation unit -- A measure used to calculate contract value for the variable side of the contract before the annuity commencement date. See The contracts.

Advisor or investment advisor -- Capital Research and Management Co. (CRMC), which provides investment management services to the series. See Investment advisor.

Annuitant -- The person upon whose life the annuity benefit payments made after the annuity commencement date will be based.

Annuity commencement date -- The valuation date when the funds are withdrawn or converted into annuity units or fixed dollar payout for payment of annuity benefits under the annuity payout option selected. For purposes of determining whether an event occurs before or after the annuity commencement date, the annuity commencement date is deemed to begin at close of business on the valuation date.

Annuity payout option -- An optional form of payout of the annuity available within the contract. See Annuity payouts.

Annuity payout -- An amount paid at regular intervals after the annuity commencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit -- A measure used to calculate the amount of annuity payouts after the annuity commencement date. See Annuity payouts.

Beneficiary -- The person whom you designate to receive the death benefit, if any, in case of the contractowner's death.

Cash surrender value -- Upon surrender, the contract value less any applicable charges, fees and taxes.

Code -- The Internal Revenue Code of 1986, as amended.

Contract (variable annuity contract) -- The agreement between you and us providing a variable annuity.

Contractowner (you, your, owner) -- The person who has the ability to exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the owner is also the annuitant.

Contract value -- At a given time, the total value of all accumulation units for a contract plus the value of the fixed side of the contract.

Contract year -- Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit -- The amount payable to your designated beneficiary if the owner dies before the annuity commencement date. See The contracts.

Depositor -- Lincoln Life & Annuity Company of New York

Enhanced guaranteed minimum death benefit (EGMDB) -- The EGMDB is the greater of: (1) contract value as of the day on which Lincoln Life approves the payment of a death benefit claim; or (2) the highest contract value on any policy anniversary date (including the inception date) from the time the EGMDB takes effect up to and including the contractowner's age 75. The highest contract value so determined is then increased by purchase payments and decreased by partial withdrawals, partial annuitizations, and any premium taxes made, effected or incurred subsequent to the anniversary date on which the highest contract value is obtained.

Flexible premium deferred contract -- An annuity contract with an initial purchase payment, allowing additional purchase payments to be made, and with annuity payouts beginning at a future date.

Fund -- Any of the underlying investment options available in the series in which your purchase payments are invested.

Guaranteed minimum death benefit (GMDB) -- The GMDB is equal to the sum of all purchase payments minus any withdrawals, partial annuitizations and premium taxes incurred. See Death benefit before the annuity commencement date.

Home office -- The headquarters of Lincoln Life & Annuity Company of New York, located at 120 Madison Street, Suite 1700, Syracuse, New York 13202.

Lincoln Life (we, us, our) -- Lincoln Life & Annuity Company of New York.

Purchase payments -- Amounts paid into the contract.

Series -- American Variable Insurance Series (series), the funds in which purchase payments are invested.

Servicing Office--The headquarters of The Lincoln National Life Insurance Company located at 1300 South Clinton Street, Fort Wayne, Indiana 46801.

Statement of additional information (SAI) -- A document required by the SEC to be provided upon request to a prospective purchaser of a contract, you. This free document gives more information about Lincoln Life, the VAA and the variable annuity contract.

Subaccount or American Legacy III subaccount -- That portion of the VAA that reflects investments in accumulation and annuity units of a subaccount investing in a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.

Surrender -- A contract right that allows you to terminate your contract and receive your cash surrender value. See The contracts.

Valuation date -- Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period -- The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.

Withdrawal -- A contract right that allows you to obtain a portion of your cash surrender value.

EXPENSE TABLES

CONTRACTOWNER TRANSACTION EXPENSES:

  The maximum contingent deferred sales charge
  (as a percentage of purchase payments surrendered/withdrawn):  6%

The contingent deferred sales charge percentage is reduced over time. The later a redemption occurs, the lower the contingent deferred sales charge with respect to that surrender or withdrawal. See Contingent deferred sales charges.

(Note: This charge may be waived in certain cases. See Contingent deferred sales charges.)

--------------------------------------------------------------------------------
VARIABLE ANNUITY ACCOUNT H ANNUAL EXPENSES FOR AMERICAN LEGACY III SUBACCOUNTS:
(as a percentage of average account value for each subaccount):

                                    For each subaccount* For each subaccount*
                                    with EGMDB           without EGMDB
Mortality and expense risk fees            1.30%                1.15%
Administrative charge                       .10%                 .10%
                                           -----                -----
Total annual expenses for American
 Legacy III subaccounts                    1.40%                1.25%

ANNUAL EXPENSES OF THE FUNDS FOR THE YEAR ENDED NOVEMBER 30, 1997:** (as a percentage of each fund's average net assets):

                         Management     12b-1     Other        Total
                         fees       +   fees  +   expenses =   expenses
-----------------------------------------------------------------------
1. Global Growth            %              %         %             %
-----------------------------------------------------------------------
2. Growth
-----------------------------------------------------------------------
3. International
-----------------------------------------------------------------------
4. Growth-Income
-----------------------------------------------------------------------
5. Asset Allocation
-----------------------------------------------------------------------
6. High-Yield Bond
-----------------------------------------------------------------------
7. Bond
-----------------------------------------------------------------------
8. U.S. Govt./AAA-Rated
 Securities
-----------------------------------------------------------------------
9. Cash Management
-----------------------------------------------------------------------



* The VAA is divided into separately-named subaccounts, nine of which are available under the contracts. Each subaccount, in turn, invests purchase payments in shares of a class of its respective fund.
** The expenses shown are for the Class 2 shares of the Series, which were
   first issued commencing       , 1997. Expenses shown have been annualized,
   based on actual expenses incurred since the inception date for the Class 2 shares.

EXAMPLES
(reflecting expenses both of the American Legacy III subaccounts and of the funds)

If you surrender your contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                  1 year                             3 years
--------------------------------------------------------------------------------------------
1. Global Growth*                                  $84                                $125
--------------------------------------------------------------------------------------------
2. Growth                                           81                                 115
--------------------------------------------------------------------------------------------
3. International                                    84                                 123
--------------------------------------------------------------------------------------------
4. Growth-Income                                    81                                 115
--------------------------------------------------------------------------------------------
5. Asset Allocation                                 82                                 117
--------------------------------------------------------------------------------------------
6. High-Yield Bond                                  82                                 117
--------------------------------------------------------------------------------------------
7. Bond                                             82                                 118
--------------------------------------------------------------------------------------------
8. U.S. Govt./AAA-Rated Securities                  82                                 118
--------------------------------------------------------------------------------------------
9. Cash Management                                  82                                 116
--------------------------------------------------------------------------------------------

If you do not surrender your contract or you annuitize, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                  1 year                             3 years
--------------------------------------------------------------------------------------------
1. Global Growth*                                  $24                                 $75
--------------------------------------------------------------------------------------------
2. Growth                                           21                                  65
--------------------------------------------------------------------------------------------
3. International                                    24                                  73
--------------------------------------------------------------------------------------------
4. Growth-Income                                    21                                  65
--------------------------------------------------------------------------------------------
5. Asset Allocation                                 22                                  67
--------------------------------------------------------------------------------------------
6. High-Yield Bond                                  22                                  67
--------------------------------------------------------------------------------------------
7. Bond                                             22                                  68
--------------------------------------------------------------------------------------------
8. U.S. Govt./AAA-Rate  Securities                  22                                  68
--------------------------------------------------------------------------------------------
9. Cash Management                                  22                                  66
--------------------------------------------------------------------------------------------

* These expenses are estimated amounts for the current fiscal year.

All of the figures provided under the subheading Annual expenses of the funds and part of the data used to produce the figures in the examples were supplied by the underlying portfolio company (series) through the VAA's principal underwriter, American Funds Distributors, Inc. We have not independently verified this information.

These examples are provided to assist you in understanding the various costs and expenses that you will bear directly or indirectly depending on whether or not the EGMDB is in effect. These examples reflect expenses both of the VAA for the American Legacy III subaccounts and of the nine funds. These examples reflect expenses assuming that the EGMDB is in effect. If the EGMDB is NOT in effect, these expenses will be lower.

For more complete descriptions of the various costs and expenses involved, see Charges and other deductions in this Prospectus, and Fund Organization and Management in the Prospectus for the series. Premium taxes may also be applicable, although they do not appear in the examples. In addition, we reserve the right to impose a charge on transfers between subaccounts as well as to and from the fixed account, although we do not currently do so. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN. These examples are unaudited.

SYNOPSIS

WHAT TYPE OF CONTRACT AM I BUYING? It is an individual annuity contract issued by Lincoln Life. It may provide for a fixed annuity and/or a variable annuity. This Prospectus is intended to provide disclosure only about the variable portion of the contract. See The contracts.

WHAT IS THE VARIABLE ANNUITY ACCOUNT (VAA)? It is a segregated asset account established under New York insurance law, and registered with the SEC as a unit investment trust. The assets of the VAA are allocated to one or more subaccounts, according to your investment choice. Those assets are not chargeable with liabilities arising out of any other business which Lincoln Life may conduct. See Variable annuity account.

WHAT ARE MY INVESTMENT CHOICES? Through its various subaccounts, the VAA uses your purchase payments to purchase series shares, at your direction, in one or more of the following investment funds of the series: Global Growth, Growth, International, Growth-Income, Asset Allocation, High-Yield Bond, Bond, U.S. Government/AAA-Rated Securities, and Cash Management. In turn, each fund holds a portfolio of securities consistent with its own particular investment policy. See Investments of the variable annuity account and Description of the series.

WHO INVESTS MY MONEY? The investment advisor for the series is CRMC, Los Angeles, California. CRMC is a long-established investment management organization, and is registered as an investment advisor with the SEC. See Investments of the variable annuity account and Investment advisor.

HOW DOES THE CONTRACT WORK? Once we approve your application, you will be issued your individual annuity contract. During the accumulation period, while you are paying in, your purchase payments will buy accumulation units under the contract. Should you decide to annuitize (that is, change your contract to a payout mode rather than an accumulation mode), your accumulation units will be converted to annuity units. Your periodic annuity payout will be based upon the number of annuity units to which you became entitled at the time you decided to annuitize and the value of each unit on the valuation date. See The contracts.

WHAT CHARGES ARE ASSOCIATED WITH THIS CONTRACT? Should you decide to withdraw contract value before your purchase payments have been in your contract for a certain minimum period, you will incur a contingent deferred sales charge of anywhere from 1% to 6%, depending upon how many full contract years those payments have been in the contract. (Note: This sales charge is not assessed upon: (1) the first four withdrawals of contract value during a contract year to the extent that the sum of the percentages of the contract value withdrawn by the withdrawals does not exceed 10% (for this purpose, the percentages are based on the contract value at the time of the current withdrawal; also, this 10% withdrawal exception does not apply to a surrender of a contract); (2) automatic withdrawals in total not in excess of 10% of the contract value during a contract year, made by non-trustee contractowners who are at least 59 1/2; (3) electing an annuity payout option available within this contract; (4) upon the death of the owner; (5) 90 days of continuous confinement of the owner after the contract effective date in an accredited nursing home or equivalent health care facility; (6) the occurrence after the contract effective date of a terminal illness of the owner that results in a life expectancy of less than one year as determined by a qualified professional medical practitioner; (7) where total and permanent disability occurs after the contract effective date and before the contractowner's 65th birthday; or
(8) when the surviving spouse assumes ownership of the contract as a result of the death of the original owner (in such case, the CDSC would be waived on the contract value as of the date which the surviving spouse assumed contract ownership); however, this does not apply if the spouses were joint owners. If a joint owner exists on a contract, both the owner and joint owner must meet one of the exceptions for waiver of the contingent deferred sales charge.)

If your state assesses a premium tax with respect to your contract, then at the time the tax is incurred (or at such other time as we may choose), we will deduct those amounts from purchase payments or contract value, as applicable.

We assess annual charges in the aggregate amount of 1.40% against the daily net asset value of the VAA, including that portion of the account attributable to your purchase payments. These charges consist of 0.10% as an administrative charge and 1.30% as a mortality and expense risk charge. If the EGMDB is not in effect, the mortality and expense risk charge is 1.15%, resulting in an aggregate charge against the VAA of 1.25%. For a complete discussion of the charges associated with the contract, see Charges and other deductions.

The series pays a fee to its investment advisor, CRMC, based upon the average daily net asset value of each fund in the series. See Investments of the variable annuity account--Investment advisor. The class of shares of each series available under the contracts also bears expenses pursuant to a 12b-1 plan. In addition, there are other expenses associated with the daily operation of the series. These are more fully described in the Prospectus for the series.

HOW MUCH MUST I PAY, AND HOW OFTEN? Subject to the minimum and maximum payments stated on the first page of the Prospectus, the amount and frequency of your payments are completely flexible. See The contracts--Purchase payments.

HOW WILL MY ANNUITY PAYOUTS BE CALCULATED? If you decide to annuitize, you elect an annuity payout option. Once you have done so, your periodic payout will be based upon a number of factors. If you participate in the VAA, the changing values of the funds in which you have invested will be one factor. See Annuity payouts. REMEMBER THAT PARTICIPANTS IN THE VAA BENEFIT FROM ANY GAIN, AND TAKE A RISK OF ANY DROP, IN THE VALUE OF THE SECURITIES IN THE FUNDS' PORTFOLIOS.

WHAT HAPPENS IF I DIE BEFORE I ANNUITIZE? If the EGMDB is in effect, the beneficiary whom you designate will receive either the EGMDB or the then current value of the contract, whichever is greater. If the EGMDB is not in effect, the beneficiary will receive either the GMDB or the then current value of the contract, whichever is greater. Your beneficiary will have certain options for how the money is to be paid out. See Death benefit before the annuity commencement date.

MAY I TRANSFER CONTRACT VALUE BETWEEN FUNDS IN THE SERIES? Yes; however, there are limits on how often you may do so. See The contracts-Transfers between subaccounts on or before the annuity commencement date and Transfers following the annuity commencement date.

MAY I TRANSFER CONTRACT VALUE FROM THE FIXED TO THE VARIABLE SIDE OF THE CONTRACT, AND VICE-VERSA? Yes, subject once again to specific restrictions in the contract. See The contracts--Transfers to and from the General Account on or before the annuity commencement date.

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL? Yes, subject to contract requirements and to restrictions imposed under certain qualified retirement plans for which the contract is purchased. See Surrenders and withdrawals.

If you surrender the contract or make a withdrawal, certain charges may be assessed, as discussed above and under Charges and other deductions. In addition, the Internal Revenue Service (IRS) may assess a 10% premature withdrawal penalty tax. A surrender or a withdrawal may be subject to 20% withholding. See Federal tax status and withholding.

DO I GET A FREE LOOK AT THIS CONTRACT? Yes. If within ten days (or a longer period if required by law) of the date you first receive the contract you return it, postage prepaid to the servicing office of Lincoln Life, it will be canceled. However, during this period, you assume the risk of a market drop with respect to purchase payments which you allocate to the variable side of the contract. See Return privilege.

CONDENSED FINANCIAL INFORMATION

Because the subaccounts which are available under the contracts did not begin operation before the date of this Prospectus, financial information for the subaccounts is not included in this Prospectus or in the SAI.

INVESTMENT RESULTS

At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to contractholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Results calculated without contingent deferred sales charges will be higher. Total returns include the reinvestment of all distributions on fund shares, which are reflected in changes in unit value. See the SAI for further information.

FINANCIAL STATEMENTS

The financial statements for Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the enclosed card, or call 1-800-942-5500.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

Lincoln Life is a life insurance company chartered under New York law on June 6, 1996. Lincoln Life's principal executive offices are located at 120 Madison Street, Suite 1700, Syracuse, New York 13202. Lincoln Life is licensed to sell life insurance policies and annuity contracts in New York.

Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company. The Lincoln National Life Insurance Company is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905. The Lincoln National Life Insurance Company is principally engaged in offering life insurance policies and annuity policies, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force.

The Lincoln National Life Insurance Company is wholly owned by Lincoln National Corporation ("LNC"), a publicly held insurance holding company incorporated under Indiana law on January 5, 1968. The principal offices of The Lincoln National Life Insurance Company are located at 1300 South Clinton Street, Fort Wayne, Indiana 46801. Through subsidiaries, LNC engages primarily in the issuance of life insurance and annuities, property casualty insurance, and other financial services. Administrative services necessary for the operation of the Separate Account and the Contracts are currently provided by The Lincoln National Life Insurance Company. However, neither the assets of The Lincoln National Life Insurance Company nor the assets of LNC support the obligations of Lincoln Life under the contracts.

VARIABLE ANNUITY ACCOUNT (VAA)

On July 24, 1996, the VAA was established as an insurance company separate account under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or Lincoln Life. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. The VAA is used to support annuity contracts other than the contract described in this Prospectus. The VAA satisfies the definition of separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

INVESTMENTS OF THE VARIABLE ANNUITY ACCOUNT

You choose the subaccount(s) to which you allocate purchase payments. There is a separate subaccount which corresponds to each class of each fund of the series. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The series is required to redeem fund shares at net asset value upon our request. We reserve the right to add, delete or substitute funds.

INVESTMENT ADVISOR
The investment advisor for the series is CRMC, 333 South Hope Street, Los Angeles, California 90071. CRMC is one of the nation's largest and oldest investment management organizations. As compensation for its services to the series, the investment advisor receives a fee from the series which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined under Purchase and Redemption of Shares, in the Prospectus for the series.

DESCRIPTION OF THE SERIES
The series was organized as a Massachusetts business trust in 1983 and is registered as a diversified, open-end management investment company under the 1940 Act. Diversified means not owning too great a percentage of the securities of any one company. An open-end company is one which, in this case, permits Lincoln Life to sell shares back to the series when you make a withdrawal, surrender the contract or transfer from one fund to another. Management investment company is the legal term for a mutual fund. These definitions are very general. The precise legal definitions for these terms are contained in the 1940 Act.

The series has nine separate portfolios of funds. Fund assets are segregated and a shareholder's interest is limited to those funds in which the shareholder owns shares. The series has adopted a plan pursuant to Rule 18f-3 under the 1940 Act to permit the series to establish a multiple class distribution system for all of its funds. The series' Board of Trustees may at any time establish additional funds or classes, which may or may not be available to the VAA.

Under the multi-class system adopted by the series, shares of each multi-class fund represent an equal pro rata interest in that fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (1) each class has a different designation; (2) each class of shares bears its class expenses; (3) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution arrangement; and (4) each class has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. Expenses currently designated as class expenses by the series' Board of Trustees under the plan pursuant to Rule 18f-3 include, for example, service fees paid under a 12b-1 plan to cover servicing fees paid to dealers selling the contracts as well as related expenses incurred by Lincoln Life.

Each fund has two classes of shares, designated as Class 1 shares and Class 2 shares. Class 1 and 2 differ primarily in that Class 2 (but not Class 1) shares are subject to a 12b-1 plan. Only Class 2 shares are available under the contracts.

Following are brief summaries of the investment objectives and policies of the funds. Each fund is subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund. More detailed information may be obtained from the current Prospectus for the series which is included in this booklet. PLEASE BE ADVISED THAT THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

1. Global Growth Fund--The investment objective is to achieve long-term growth of capital by investing in securities of issuers domiciled around the world. The fund will invest primarily in common stocks but may invest in other securities such as preferred stock, debt securities and securities convertible into common stock.

2. Growth Fund--This fund seeks to provide growth of capital. Whatever current income is generated by the fund is likely to be incidental to the objective of capital growth. Ordinarily, accomplishment of the fund's objective of capital growth will be sought by investing primarily in common stocks or securities with common stock characteristics.

3. International Fund--The investment objective is long-term growth of capital by investing primarily in securities of issuers domiciled outside the United States.

4. Growth-Income Fund--The investment objective is growth of capital and income. In the selection of securities for investment, the possibilities of appreciation and potential dividends are given more weight than current yield. Ordinarily, the assets of the Growth-Income Fund consist principally of a diversified group of common stocks, but other types of securities may be held when deemed advisable including preferred stocks and corporate bonds, including convertible bonds.

5. Asset Allocation Fund--This fund seeks total return (including income and capital gains) and preservation of capital over the long-term by investing in a diversified portfolio of securities. These securities can include common stocks and other equity-type securities (such as convertible bonds and preferred stocks), bonds and other intermediate and long-term fixed-income securities and money market instruments (debt securities maturing in one year or less).

6. High-Yield Bond Fund--The investment objective is a fully managed, diversified bond portfolio. It seeks high current income and secondarily seeks capital appreciation. This fund will generally be invested substantially in intermediate and long-term corporate obligations, with emphasis on higher yielding, higher risk, lower rated or unrated securities.

7. Bond Fund--This fund seeks a high level of current income as is consistent with the preservation of capital by investing in a broad variety of fixed income securities including: marketable corporate debt securities, loan participations, U.S. Government Securities, mortgage-related securities, other asset-backed securities and cash or money market instruments.

8. U.S. Government/AAA-Rated Securities Fund--This fund seeks a high level of current income consistent with prudent investment risk and preservation of capital by investing primarily in a combination of securities guaranteed by the U.S. Government and other debt securities rated AAA or Aaa.
10

9. Cash Management Fund--The investment objective is high yield while preserving capital by investing in a diversified selection of money market instruments.

SALE OF FUND SHARES BY THE SERIES
We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. The shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to Lincoln Life and The Lincoln National Life Insurance Company, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When the series sells shares in any of its funds both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When the series sells shares in any of its funds to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The series currently engages in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various contractowners participating in a fund could conflict. The series' Board of Trustees will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the Prospectus for the series.

REINVESTMENT OF DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS
All dividend and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
We reserve the right, within the law, to make additions, deletions and substitutions for the series and/or any funds within the series in which the VAA participates. (We may substitute shares of other funds for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract.) No substitution of the shares attributable to your account may take place without notice to you and before approval of the SEC, in accordance with the 1940 Act.

CHARGES AND OTHER DEDUCTIONS

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. More particularly, our administrative services include: processing applications for and issuing the contracts, payments, transfers and redemptions (including dollar cost averaging, cross-reinvestment, and automatic withdrawal services), maintaining records, administering annuity payouts, furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values), reconciling and depositing cash receipts, providing contract confirmations, providing toll-free inquiry services and furnishing telephone transfer services. The risks we assume include: the risk that the actual life-span of persons receiving annuity payouts under contract guarantees will exceed the assumptions reflected in our guaranteed rates (these rates are incorporated in the contract and cannot be changed); the risk that death benefits paid under the EGMDB, will exceed the actual contract value; the risk that more owners than expected will qualify for waivers of the contingent deferred sales charge; and the risk that our costs in providing the services will exceed our revenues from contract charges (which cannot be changed by us). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the contingent deferred sales load collected may not fully cover all of the sales and distribution expenses actually incurred by us.

DEDUCTIONS FROM THE VAA FOR AMERICAN LEGACY III
We deduct from the VAA an amount, computed daily, which is equal to an annual rate of 1.40% (1.25% for contracts without the EGMDB) of the daily net asset value. The charge consists of a 0.10% administrative charge and a 1.30% (1.15% for contracts without the EGMDB) mortality and expense risk charge.

CONTINGENT DEFERRED SALES CHARGE
A contingent deferred sales charge applies (except as described below) to surrenders and withdrawals of other purchase payments that have been invested for the periods indicated as follows:

                     Number of complete contract years
                     that a purchase payment has been
                     invested
------------------------------------------------------
                     Less than At least
                     2 years   2   3   4   5   6   7+
Contingent deferred
 sales charge as a
 percentage of the
 surrendered or
 withdrawn purchase
 payments            6%        5   4   3   2   1   0

A contingent deferred sales charge does not apply to:

1. A surrender or withdrawal of purchase payments that have been invested at least seven full contract years.

2. The first four withdrawals of contract value during a contract year to the extent that the sum of the percentages of the contract value withdrawn by the withdrawals does not exceed 10% of contract value (for this purpose, the percentages are based on the contract value at the time of the current withdrawal; also, this 10% withdrawal exception does not apply to a surrender of a contract);

3. Automatic withdrawals in total not in excess of 10% of the contract value during a contract year, made by non-trustee contractowners who are at least 59 1/2;

4. Electing an annuity payment option available within the contract;

5. A surrender of a contract or withdrawal of contract value as a result of the permanent and total disability of the owner as defined in Section 22(e)(3) of the code, subsequent to the effective date of the contract and before the 65th birthday of the owner;

6. When the surviving spouse assumes ownership of the contract as a result of the death of the original owner (in such case, the contingent deferred sales charge would be waived on the value of the contract as of the date which the surviving spouse assumed the contract ownership). However, this waiver does not apply if the spouses were joint owners; and any applicable contingent deferred sales charges will be deducted.

7. A surrender of a contract as a result of 90 days of continuous confinement of the contractowner in an accredited nursing home or equivalent health care facility;

8. A surrender of a contract as a result of terminal illness of the contractowner that results in a life expectancy of less than one year as determined by a qualified professional medical practitioner;

9. A surrender of the contract as a result of the death of the contractowner. However, the contingent deferred sales charge is not waived as a result of the death of an annuitant who is not the contractowner; and

10. A surrender of a contract or withdrawal of contract value of a contract issued to employees and registered representatives of any member of the selling group and their spouses and minor children, or to officers, directors, trustees or bona-fide full-time employees of Lincoln National Corp. or The Capital Group, Inc. or their affiliated or managed companies (based upon the contractowner's status at the time the contract was purchased).

If a joint owner exists on a contract, both the owner and joint owner must meet one of the exceptions for waiver of the contingent deferred sales charge.

The contingent deferred sales charge is calculated separately for each contract year's purchase payments to which a charge applies. (FOR PURPOSES OF CALCULATING THIS CHARGE, WE ASSUME THAT PURCHASE PAYMENTS ARE WITHDRAWN ON A FIRST IN-FIRST OUT BASIS, AND THAT ALL PURCHASE PAYMENTS ARE WITHDRAWN BEFORE ANY EARNINGS ARE WITHDRAWN.) The contingent deferred sales charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been recovered.

DEDUCTIONS FOR PREMIUM TAXES
Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence.

OTHER CHARGES AND DEDUCTIONS
There are deductions from and expenses paid out of the assets of the underlying series that are more fully described in the Prospectus for the series. Among these deductions and expenses are 12b-1 fees which reimburse Lincoln Life for certain expenses incurred in connection with certain administrative and distribution support services provided to the series.

ADDITIONAL INFORMATION
The administrative and contingent deferred sales charges described previously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges.
12

Lower distribution and administrative expenses may be the result of economies associated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees or (4) any other circumstances which reduce distribution or administrative expenses. The exact amount of administrative and contingent deferred sales charges applicable to a particular contract will be stated in that contract.

THE CONTRACTS

PURCHASE OF CONTRACTS
If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the contracts.

If a completed application and all other information necessary for processing a purchase order are received, an initial purchase payment will be priced no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the purchase payment will be returned immediately (unless you specifically authorize us to keep it until the application is complete). Once the application is complete, the initial purchase payment must be priced within two business days.

WHO CAN INVEST
To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. The contractowner cannot be older than age 85.

PURCHASE PAYMENTS
Purchase payments are payable to us at a frequency and in an amount selected by you in the application. The minimum initial purchase payment is $1,500 for nonqualified contracts and Section 403(b) transfers/rollovers; and $300 for qualified contracts. The minimum annual amount for subsequent purchase payments is $300 for nonqualified and qualified contracts. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). Purchase payments in total may not exceed $1 million for an owner or $500,000 for each joint owner. If you stop making purchase payments, the contract will remain in force as a paid-up contract subject to our right to terminate the contract in accordance with New York's non-forfeiture law for individual deferred annuities. Payments may be made or, if stopped, resumed at any time until the annuity commencement date, the surrender of the contract, maturity date or the death of the contractowner (or joint owner, if applicable), whichever comes first.

VALUATION DATE
Accumulation and annuity units will be valued once daily at the close of trading (currently 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.

ALLOCATION OF PURCHASE PAYMENTS
Purchase payments are placed into the VAA's subaccounts, each of which invests in shares of the class of its corresponding fund of the series, according to your instructions.

The minimum amount of any purchase payment which can be put into any one subaccount is $20 under the contract. Upon allocation to the appropriate subaccount, purchase payments are converted into accumulation units. The number of accumulation units credited is determined by dividing the amount allocated to each subaccount by the value of an accumulation unit for that subaccount on the valuation date on which the purchase payment is received at our servicing office if received before 4:00 p.m., New York time. If the purchase payment is received at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. The number of accumulation units determined in this way is not changed by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

VALUATION OF ACCUMULATION UNITS
Accumulation units for each subaccount are valued separately. Initially, the value of each accumulation unit was set at $1.00. Thereafter, the value of an accumulation unit in any subaccount on any valuation date equals the value of an accumulation unit in that subaccount as of the preceding valuation date multiplied by the net investment factor of that subaccount for the current valuation period.

The net investment factor is an index used to measure the investment performance of a subaccount from one valuation date to the next. The net investment factor for any subaccount for any valuation date reflects the change in the net asset value per share of the fund held in the subaccount from one valuation period to the next, adjusted for the daily deduction of the administrative and mortality and expense risk charges from assets in the subaccount. If any ex-dividend date occurs during the valuation period, the per share amount of any dividend or capital gain distribution is taken into account. Also, if any taxes need to be reserved, a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the subaccount, is taken into account.

Because a different daily charge is made for contracts with the EGMDB than for those without, a different net investment factor is calculated for each of the two types of contracts, resulting in different corresponding accumulation unit values on any given day.

TRANSFERS BETWEEN SUBACCOUNTS ON OR BEFORE THE ANNUITY COMMENCEMENT DATE
You may transfer all or a portion of your investment from one subaccount to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received. Currently, there is no charge for a transfer. However, we reserve the right to impose a charge in the future for transfers.

Transfers between subaccounts are restricted to six times every contract year. We reserve the right to waive this six-time limit. This limit does not apply to transfers made under a dollar cost averaging or cross-reinvestment program elected on forms available from us. (The SAI contains more information about these programs.) The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer may be made by writing to our servicing office or, if a Telephone Exchange Authorization form (available from us) is on file with us, by a toll-free telephone call. Currently, there is no charge to you for a transfer. In order to prevent unauthorized or fraudulent telephone transfers, we may require the caller to provide certain identifying information before we will act upon their instructions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following telephone instructions we reasonably believe are genuine. Telephone requests may be recorded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date. Telephone transfers will be processed on the valuation date that they are received when they are received at our customer service center before 4 p.m. New York time.

When thinking about a transfer of contract value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time.

TRANSFERS TO AND FROM THE
GENERAL ACCOUNT ON OR BEFORE THE
ANNUITY COMMENCEMENT DATE
You may transfer all or any part of the contract value from the subaccount(s) to the fixed side of the contract. The minimum amount which can be transferred to the fixed side is $300 or the total amount in the subaccount, if less than $300. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side.

You may also transfer all or any part of the contract value from the fixed side of your contract to the various subaccount(s) subject to the following restrictions: (1) the sum of the percentages of fixed value transferred is limited to 25% of the value of the fixed side in any 12 month period; (2) the minimum amount which can be transferred is $300 or the amount in the fixed account; and (3) a transfer cannot be made during the first 30 days after the issue date of the contract.
These transfers cannot be elected more than six times every contract year. We reserve the right to waive these restrictions. These restrictions do not apply to transfers made under a dollar cost averaging or cross-reinvestment program elected on forms available from us. Currently, there is no charge to you for a transfer. However, we reserve the right to impose a charge in the future for any transfers to and from the General Account.

TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE
You may transfer all or a portion of your investment in one subaccount to another subaccount or to the fixed side of the contract. Those transfers will be limited to three times per contract year. Currently, there is no charge for these transfers. However, we reserve the right to impose a charge. No transfers are allowed from the fixed side of the contract to the subaccounts. Transfers after the annuity commencement date will be processed based as the formula outlined in the SAI.

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE
You may designate a beneficiary during your lifetime and change the beneficiary by filing a written request with our servicing office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

If the contractowner dies before the annuity commencement date and the EGMDB is in effect, the death benefit paid to your designated beneficiary will be the greater of: (1) the contract value as of the day on which Lincoln Life approves the payment of the claim; or (2) the highest contract value which the contract attains on any policy anniversary date (including the inception date) on ages up to, and including, the contractowner's age 75. The highest contract value is increased by purchase payments and is decreased by partial withdrawals, partial annuitizations, and any premium taxes made, effected or incurred subsequent to the anniversary date on which the highest contract value is obtained. If the EGMDB is not in effect, the death benefit will be equal to the greater of contract value or the GMDB. The GMDB is equal to the sum of all purchase payments minus any withdrawals, partial annuitizations or premium taxes incurred.

If there are joint owners, upon the death of the first owner, the surviving owner may continue the contract (subject to federal tax rules) or surrender the contract. Any applicable contingent deferred sales charge will not be waived on a surrender. The provisions above regarding death benefit on the death of the contractowner will apply upon the subsequent death of the surviving joint owner.

The value of the death benefit will be determined as of the date on which the death claim is approved for payment. This approval will occur upon receipt of:
(1) proof, satisfactory to us, of the death of the owner; (2) written authorization for payment; and (3) our receipt of all required claim forms, fully completed.

When applying for a contract, an applicant can request a contract without the EGMDB. The EGMDB is not available under contracts used for qualified plans (other than IRAs) or contracts issued to a contractowner who is age 75 or older at the time of issuance.

After a contract is issued, the contractowner may discontinue the EGMDB at any time by sending a written request to Lincoln Life. The benefit will be discontinued effective as of the valuation date we receive the request, and we will cease deducting the charge for the benefit as of that date. See Charges and other deductions. If you discontinue the benefit, it cannot be reinstated.

If the death benefit becomes payable, the beneficiary may elect to receive payment of the death benefit either in the form of a lump sum settlement or an annuity payout. Federal tax law requires that an annuity election be made no later than 60 days after we receive satisfactory notice of death.

If a lump sum settlement is requested, the proceeds will be mailed within seven days of receipt of satisfactory claim documentation as discussed previously, subject to the laws and regulations governing payment of death benefits. If an election has not been made by the end of the 60-day period, a lump sum settlement will be made to the beneficiary at that time. This payment may be postponed as permitted by the 1940 Act.

Payment will be made in accordance with applicable laws and regulations governing payment of death benefits.

Unless otherwise provided in the beneficiary designation submitted by contractowners, one of the following rules will apply on the death of a beneficiary:

1. If any beneficiary dies before the contractowner, that beneficiary's interest will go to any other beneficiaries named, according to their respective interests (There are no restrictions on the beneficiary's use of the proceeds.); and/or

2. If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

The death benefit payable to the beneficiary must be distributed within five years of the contractowner's date of death unless the beneficiary begins receiving within one year of the contractowner's death substantially equal installments over a period not extending beyond the beneficiary's life expectancy. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim, subject to the laws and regulations governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as owner. If the contractowner is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the contractowner and the above distribution rules apply.

If there are joint owners, upon the death of the first joint owner, the surviving joint owner will receive the death benefit. The surviving joint owner will be treated as the primary, designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary.

If the surviving joint owner, as spouse of the decreased joint owner, continues the contract as the sole owner in lieu of receiving the death benefit, then the designated beneficiary(s) will receive the death benefit upon the death of the surviving spouse.

JOINT OWNERSHIP
If a joint owner is named in the application, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Only spouses may be joint owners. See above for rules governing the payment of death benefit upon the death of a joint owner.

DEATH OF ANNUITANT
If the annuitant is also the contractowner or a joint owner, then the death benefit provided will be the death benefit subject to the provisions of the contract regarding death of the contractowner. If the surviving spouse assumes the contract, the contingent annuitant becomes the annuitant. If no contingent annuitant is named, the surviving spouse becomes the annuitant.

If an annuitant who is not the contractowner or joint owner dies, then the contingent annuitant, if any, becomes the annuitant, and no death benefit is paid. If no contingent annuitant is named, the contractowner (or joint owner if younger) becomes the annuitant.

SURRENDERS AND WITHDRAWALS
Before the annuity commencement date, we will allow the surrender of the contract or a withdrawal of the contract value upon your written request, subject to the rules discussed below. Surrender or withdrawal rights after the annuity commencement date depend upon the annuity option you select.

Special restrictions on surrenders/withdrawals apply if your contract is purchased as part of a retirement plan of a public school system or 501(c)(3) organization under Section 403(b) of the code. Beginning January 1, 1989, in order for a contract to retain its tax-qualified status, Section 403(b) prohibits a withdrawal from a 403(b) contract of post-1988 contributions (and earnings on those contributions) pursuant to a salary reduction agreement. However, this restriction does not apply if the annuitant (a) attains age 59 1/2, (b) separates from service, (c) dies, (d) becomes totally and permanently disabled and/or (e) experiences financial hardship (in which event the income attributable to those contributions may not be withdrawn).

Pre-1989 contributions and earnings through December 31, 1988, are not subject to the previously stated restriction. Funds transferred to the contract from a 403(b)(7) custodial account will be subject to the restrictions.

The contract value available upon surrender/withdrawal is the cash surrender value at the end of the valuation period during which the written request for surrender/ withdrawal is received at the home office. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the General Account in the same proportion that the amount of the withdrawal bears to the total contract value. The minimum amount which can be withdrawn is $300, and the remaining contract value must be at least $300. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the servicing office. The payment may be postponed as permitted by the 1940 Act.

There are charges associated with surrender of a contract or withdrawal of contract value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining contract value. See Charges and other deductions.

The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal tax status.

We reserve the right to terminate the contract, if your contract fails to meet minimum contract value or payment frequencies as set forth in New York's non-forfeiture law for individual deferred annuities.

REINVESTMENT PRIVILEGE
You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit the surrender/withdrawal charges previously deducted. This election must be made within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this Prospectus. A representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this Prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and request for reinvestment at the home office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions. You should consult a tax advisor before you request a surrender/withdrawal or subsequent reinvestment purchase.

AMENDMENT OF CONTRACT
We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

COMMISSIONS
The commissions paid to dealers are a maximum of 4.75% of each purchase payment; plus an annual continuing commission of up to 0.40% of contract value. At times, additional sales incentives (up to 0.25% of purchase payments and an annual continuing 0.10% of contract value) may be provided to dealers maintaining certain sales volume levels. Upon annuitization, an annual continuing commission of up to 0.80% (or up to 0.90% for dealers maintaining certain sales volume levels) of statutory reserves can be paid to dealers. These commissions are not deducted from purchase payments or contract value; they are paid by us.

OWNERSHIP
As contractowner, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries. The assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by the Employee Retirement Income Security Act (ERISA) of 1974 and upon written notification to us. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.
16

CONTRACTOWNER QUESTIONS
The obligations to purchasers under the contracts are those of Lincoln Life. Questions about your contract should be directed to us at 1-800-942-5500.

ANNUITY PAYOUTS

When you apply for a contract, you may select any annuity commencement date permitted by law. (PLEASE NOTE THE FOLLOWING EXCEPTION: Contracts issued under qualified employee pension and profit-sharing trusts [described in Section 401(a) and tax exempt under Section 501(a) of the code] and qualified annuity plans [described in Section 403(a) of the code], including H.R.10 trusts and plans covering self-employed individuals and their employees, provide for annuity payouts to start at the date and under the option specified in the plan.)

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity.

You may elect annuity payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.

ANNUITY OPTIONS
LIFE ANNUITY. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficiaries. HOWEVER, THERE IS THE RISK UNDER THIS OPTION THAT THE RECIPIENT WOULD RECEIVE NO PAYOUTS IF THE ANNUITANT DIES BEFORE THE DATE SET FOR THE FIRST PAYOUT; ONLY ONE PAYOUT IF DEATH OCCURS BEFORE THE SECOND SCHEDULED PAYOUT, AND SO ON.

LIFE INCOME WITH PAYOUTS GUARANTEED FOR DESIGNATED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

JOINT LIFE ANNUITY. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor.

JOINT LIFE ANNUITY WITH GUARANTEED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner.

JOINT-AND-TWO-THIRDS SURVIVOR ANNUITY. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

UNIT REFUND LIFE ANNUITY. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable annuity payouts) equal to the excess, if any, of: (a) the total amount applied under this option divided by the annuity unit value for the date payouts begin, divided by (b) the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death. The value of the number of annuity units is computed on the date the death claim is approved for payment by the home office.

GENERAL INFORMATION
None of the options listed above currently provide withdrawal features, permitting the contractowner to withdraw commuted values as a lump sum payment. Other options, with or without withdrawal features, may be made available by us. Options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the code, if applicable. The mortality and expense risk charge and the charge for administrative services will be assessed while variable annuity payouts are in effect, including options that may be offered that do not have a life contingency and therefore no mortality risk.

The annuity commencement date is usually on or before the contractowner's 85th birthday. You may change the annuity commencement date, change the annuity option or change the allocation of the investment among subaccounts up to 30 days before the scheduled annuity commencement date, upon written notice to the servicing office. You must give us at least 30 days notice before the date on which you want payouts to begin. If proceeds become available to a beneficiary in a lump sum, the beneficiary may choose any annuity payout option.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to your beneficiary as payouts become due.

VARIABLE ANNUITY PAYOUTS
Variable annuity payouts will be determined using:

1. The contract value on the annuity commencement date;

2. The annuity tables contained in the contract;

3. The annuity option selected; and

4. The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each period thereafter.

We assume an investment return of 4% per year, as applied to the applicable mortality table. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the 4% assumed rate. There is a more complete explanation of this calculation in the SAI.

FEDERAL TAX STATUS

This section is a discussion of the Federal income tax rules applicable to the contracts as of the date of this Prospectus. More information is provided in the SAI. THESE DISCUSSIONS AND THOSE IN THE SAI ARE NOT INTENDED AS TAX ADVICE. This section does not discuss the Federal tax consequences resulting from every possible situation. No attempt has been made to consider any applicable state, local, or foreign tax law, other than the imposition of any state premium taxes (See Deductions for premium taxes). If you are concerned about the tax implications with respect to the contracts, you should consult a tax advisor. The following discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the IRS. No representation is made about the likelihood of continuation of the present Federal income tax laws or their current interpretations by the IRS.

TAXATION OF NONQUALIFIED CONTRACTS
You are generally not taxed on increases in the value of your contract until a distribution occurs. This distribution can be in the form of a lump sum payout received by requesting all or part of the cash surrender value (i.e. surrenders/withdrawals) or as annuity payouts. For this purpose, the assignment or pledge of, or the agreement to assign or pledge, any portion of the value of a contract will be treated as a distribution. A transfer of ownership of a contract, or designation of an annuitant (or other beneficiary) who is not also the contractowner, may also result in tax consequences. The taxable portion of a distribution (in the form of a lump sum payout or an annuity) is taxed as ordinary income. In general, a contractowner who is not a natural person (for example, a corporation), subject to limited exceptions, will be taxed on any increase in the contract's cash value over the investment in the contract during the taxable year, even if no distribution occurs. [See Section 72(u) of the code.] The next discussion applies to contracts owned by natural persons.

In the case of a surrender under the contract or withdrawal of contract value, generally amounts received are first treated as taxable income to the extent that the cash value of the contract immediately before the surrender exceeds the investment in the contract at that time. Any additional amount withdrawn is not taxable. The investment in the contract generally equals the portion, if any, of any purchase payment made by or on behalf of an individual under a contract which is not excluded from the individual's gross income.

Even though the tax consequences may vary depending on the form of annuity payout selected under the contract, the contractowner of an annuity payout generally is taxed on the portion of the annuity payout that exceeds the investment in the contract. For variable annuity payouts, the taxable portion is determined by a formula that establishes a specific dollar amount of each payout that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payouts. For fixed annuity payouts, there generally is no tax on the portion of each payout that represents the same ratio that the investment in the contract bears to the total expected value of payouts for the term of the annuity; the remainder of each payout is taxable. For individuals, the entire distribution (whether fixed or variable) will be fully taxable once the recipient is deemed to have recovered the dollar amount of the investment in the contract.

There may be imposed a penalty tax on distributions equal to 10% of the amount treated as taxable income. The penalty tax is not imposed in certain circumstances, which generally are distributions:

1. Received on or after the contractowner attains age 59 1/2;

2. Made as a result of death or disability of the contractowner;

3. Received in substantially equal periodic payments such as a life annuity (subject to special recapture rules if the series of payouts is subsequently modified);

4. Under a qualified funding asset in a structured settlement;

5. Under an immediate annuity contract as defined in the code; and/or

6. Under a contract purchased in connection with the termination of certain retirement plans.

TAXATION OF QUALIFIED CONTRACTS
The contracts may be purchased in connection with the following types of tax-favored retirement plans:

1. Contracts purchased for employees of public school systems and certain tax-exempt organizations, qualified under Section 403(b) of the code (normally for transfers or rollovers only);

2. Pension and profit-sharing plans of self-employed individuals (H.R. 10 or Keogh plans) or corporations, qualified under Section 401(a) or 403(a) of the code;

3. IRAs, qualified under Section 408 of the Code;

4. Deferred compensation plans of state or local governments, qualified under
   Section 457 of the code;

5. SEPs, qualified under Section 408(k) of the code; and/or

6. Simple retirement accounts, qualified under Section 401(k)(11) of the code, commonly referred to as SIMPLE or SIMPLE 401(k) plans and SIMPLE IRA plans.

The tax rules applicable to these plans, including restrictions on contributions and benefits, taxation of distributions and any tax penalties, vary according to the type of plan and its terms and conditions. Participants under such plans, as well as contractowners, annuitants and beneficiaries, should be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contracts. Purchasers of contracts for use with any qualified plan, as well as plan participants, should consult counsel and other advisors as to the suitability of the contracts to their specific needs, and as to applicable code limitations and tax consequences.

MULTIPLE CONTRACTS
All contracts entered into after October 21, 1988, and issued by the same insurance company (or its affiliates) to the same contractowner during any calendar year will be treated as a single contract for tax purposes.

INVESTOR CONTROL
The Treasury Department has indicated that guidelines may be issued under which a variable annuity contract will not be treated as an annuity contract for tax purposes if the contractowner has excessive control over the investments underlying the contract. They may consider the number of investment options or the number of transfer opportunities available between options as relevant when determining excessive control. The issuance of those guidelines may require us to impose limitations on your right to control the investment. We do not know whether any such guidelines would have a retroactive effect.

Section 817(h) of the code and the related regulation that the Treasury Department has adopted require that assets underlying a variable annuity contract be adequately diversified. The regulations provide that a variable annuity contract which does not satisfy the diversification standards will not be treated as an annuity contract, unless the failure to satisfy the regulations was inadvertent, the failure is corrected, and the contractowner or we pay an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the contractowner if the income, for the period the contract was not diversified, had been received by the contractowner. If the failure to diversify is not corrected in this manner, the contractowner of an annuity contract will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. We believe, under our interpretation of the code and regulations thereunder, that the investments underlying this contract meet these diversification standards.

WITHHOLDING
Generally, pension and annuity distributions are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. Under the Unemployment Compensation Amendments of 1992 (UCA), 20% income tax withholding may apply to eligible rollover distributions. All taxable distributions from qualified plans (except IRAs) and Section 403(b) annuities are eligible rollover distributions, except (1) annuities paid out over life or life expectancy, (2) installments paid for a period spanning 10 years or more, and (3) required minimum distributions. The UCA imposes a mandatory 20% income tax withholding on any eligible rollover distribution that the contractowner does not elect to have paid in a direct rollover to another qualified plan, Section 403(b) annuity or individual retirement account. Distributions from Section 457 plans are subject to the general wage withholding rules.

VOTING RIGHTS

As required by law, we will vote the series shares held in the VAA at meetings of the shareholders of the series. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which invest in classes of funds of the series. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the series shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Series shares of a class held in a subaccount for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that subaccount. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in a subaccount will receive proxy voting material, reports and other materials relating to the series. Since the series engages in shared funding, other persons or entities besides Lincoln Life may vote series shares. See Sale of fund shares by the series.

DISTRIBUTION OF THE CONTRACTS

American Funds Distributors, Inc. (AFD), 333 South Hope Street, Los Angeles, CA 90071, is the distributor and principal underwriter of the contracts. They will be sold by properly licensed registered representatives of independent broker-dealers which in turn have selling agreements with AFD and have been licensed by the New York insurance department to represent us. AFD is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers (NASD). Lincoln Life will offer contracts in the state of New York where it is licensed to do business.

RETURN PRIVILEGE

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the servicing office at P.O. Box 2348, 1300 South Clinton Street, Fort Wayne, Indiana, 46801. A contract canceled under this provision will be void. With respect to the fixed portion of a contract, we will return purchase payments. With respect to the VAA, we will return the contract value as of the date of receipt of the cancellation, plus any premium taxes which had been deducted. No contingent deferred sales charge will be assessed. A PURCHASER WHO PARTICIPATES IN THE VAA IS SUBJECT TO THE RISK OF A MARKET LOSS DURING THE FREE-LOOK PERIOD.

STATE REGULATION

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance.

Our books and accounts are subject to review and examination by the New York Insurance Department at all times. A full examination of our operations is conducted by that Department at least once every five years.

RECORDS AND REPORTS

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the servicing office, at least semiannually after the first contract year, reports containing information required by that Act or any other applicable law or regulation.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, Lincoln Life and the contracts offered. Statements in this Prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

The series also offers shares of the funds to other segregated investment accounts.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS FOR VARIABLE
ANNUITY ACCOUNT H AMERICAN LEGACY III

Item
-----------------------------------------
General information and history of
 Lincoln Life
-----------------------------------------
Special terms
-----------------------------------------
Services
-----------------------------------------
Principal underwriter
-----------------------------------------
Purchase of securities being offered

Item
                                         ----------------------------------
Calculation of investment results
                                         ----------------------------------
Annuity payouts
                                         ----------------------------------
Federal tax status
                                         ----------------------------------
Advertising and sales literature
                                         ----------------------------------
Financial statements

For a free copy of the SAI please see page one of this booklet.

THE AMERICAN LEGACY III

LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT H (REGISTRANT)

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK (DEPOSITOR)

STATEMENT OF ADDITIONAL INFORMATION (SAI)

This Statement of Additional Information should be read in conjunction with the American Legacy III Prospectus of Lincoln Life & Annuity Variable Annuity Ac-
count H dated          , 1997.
You may obtain a copy of the American Legacy III Prospectus on request and without charge.
Please write
      .

TABLE OF CONTENTS

Item                                  Page
------------------------------------------
GENERAL INFORMATION AND HISTORY
OF LINCOLN LIFE                       B-2
------------------------------------------
SPECIAL TERMS                         B-2
------------------------------------------
SERVICES                              B-2
------------------------------------------
PRINCIPAL UNDERWRITER                 B-2
------------------------------------------
PURCHASE OF SECURITIES BEING OFFERED  B-2
------------------------------------------

Item                               Page

CALCULATION OF INVESTMENT RESULTS  B- 2

ANNUITY PAYOUTS                    B- 6

FEDERAL TAX STATUS                 B- 6

ADVERTISING AND SALES LITERATURE   B- 9

FINANCIAL STATEMENTS               B-11





THIS SAI IS NOT A PROSPECTUS.

The date of this SAI is          , 1997.

GENERAL INFORMATION AND
HISTORY OF
LINCOLN LIFE & ANNUITY
COMPANY OF NEW YORK (LINCOLN LIFE)

Lincoln Life is a life insurance company chartered under New York law on June 6, 1996. Lincoln Life's principal executive offices are located at 120 Madison Street, Suite 1700, Syracuse, New York 13202. Lincoln Life is licensed to sell life insurance policies and annuity contracts in New York.

Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company. The Lincoln National Life Insurance Company is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905. The Lincoln National Life Insurance Company is principally engaged in offering life insurance poli-cies and annuity policies, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force.

The Lincoln National Life Insurance Company is wholly owned by Lincoln National Corporation ("LNC"), a publicly held insurance holding company incorporated un-der Indiana law on January 5, 1968. The principal offices of The Lincoln Na-tional Life Insurance Company are located at 1300 South Clinton Street, Fort Wayne, Indiana 46801. Through subsidiaries, LNC engages primarily in the issu-ance of life insurance and annuities, property casualty insurance, and other financial services. Administrative services necessary for the operation of the Separate Account and the Contracts are currently provided by The Lincoln Na-tional Life Insurance Company. However, neither the assets of The Lincoln Na-tional Life Insurance Company nor LNC support the obligations of Lincoln Life under the contracts.

SPECIAL TERMS

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term, valuation date, the New York Stock Exchange is currently closed on weekends and on these holidays: New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday.

SERVICES

INDEPENDENT AUDITORS
The financial statements of Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.

KEEPER OF RECORDS
All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by Lincoln Life or by third parties responsible to Lincoln Life. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by Lincoln Life for this service.

PRINCIPAL UNDERWRITER

Lincoln Life has contracted with American Funds Distributors, Inc. (AFD), 333 South Hope Street, Los Angeles, California 90071, a licensed broker-dealer, to distribute the contracts through certain legally authorized sales persons and organizations (brokers). AFD and its brokers are compensated under a standard compensation schedule.

PURCHASE OF SECURITIES BEING OFFERED

The contracts are offered to the public through certain securities broker/dealers who have entered into selling agreements with AFD and whose personnel are legally authorized to sell annuity products. Although there are no special purchase plans for any class of prospective buyers, the contingent deferred sales charge normally assessed upon surrender or withdrawal of contract value will be waived for officers, directors or bona fide full time employees of LNC, The Capital Group, Inc., their affiliated or managed companies, and certain other persons. See Contingent deferred sales charges in the Prospectus.

Both before and after the annuity commencement date, there are exchange privileges between subaccounts, and from the VAA to the General Account subject to restrictions set out in the Prospectus. See The contracts, in the Prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

CALCULATION OF INVESTMENT RESULTS

(A) AVERAGE ANNUAL TOTAL RETURN:
The average annual total return shows the average annual total returns for a hypothetical contract with the enhanced guaranteed minimum death benefit (EGMDB) and without the EGMDB for required periods, based upon a hypothetical initial purchase payment of $1,000, and calculated according to the formula provided after the examples. Required periods are 1, 5 and 10 years, or, if the separate account had been in operation less than any of these periods, since inception. Since the separate account did not commence activity until 1997, the figures below are calculated as if the separate account had commenced activity at the same time as the underlying funds.

Further, since the class of shares of the funds in which the subaccounts invest was not created until after December 31, 1996, the figures below are based on the performance of the class of shares of the funds issued since the funds commenced operations in 1989, as adjusted to reflect the fees and expenses chargeable against assets attributable to shares of Class 2.
AVERAGE ANNUAL TOTAL RETURN
Period Ending December 31, 1997

                                                                   10-year
                                    1-year period 5-year period    period
                                    With  Without With  Without With  Without
                                    EGMDB EGMDB   EGMDB EGMDB   EGMDB EGMDB
-----------------------------------------------------------------------------
Global Growth Subaccount              %     %     N/A%  N/A%    N/A%  N/A%
(as if commenced activity    )
Growth Subaccount
(as if commenced activity 2/8/84)
International Subaccount
(as if commenced activity 5/1/90)
Growth-Income Subaccount
(as if commenced activity 2/8/84)
Asset Allocation Subaccount
(as if commenced activity 8/1/89)
High-Yield Bond Subaccount
(as if commenced activity 2/8/84)
Bond Subaccount                                   N/A   N/A     N/A   N/A
(as if commenced activity 1/2/96)
U.S. Gov't./AAA Subaccount
(as if commenced activity 12/1/85)
Cash Management Subaccount
(as if commenced activity 2/8/84)

*The lifetime of each subaccount is less than the complete period indicated.

See the date the subaccount commenced activity under its name.

The length of the periods and the last day of each period used in the above ta-ble are set out in the table headings and in the footnotes above.

The average annual total return for each period is determined by finding the average annual compounded rate of return over that period that would equate the initial amount invested to the ending redeemable value for that period, accord-ing to the following formula--

P(1 + T)n = ERV

Where: P = a hypothetical initial purchase payment of $1,000
T = average annual total return for the period in question n = number of years

ERV = redeemable value (as of the end of the period in question) of a hypothet-ical $1,000 purchase payment made at the beginning of the 1-year, 5-year, or 10-year period in question (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been charged to contractowner accounts; 2) all applicable non-recurring charges are deducted at the end of the period in question; and 3) there will be a complete redemption at the end of the period in question.

(B) NON-STANDARDIZED INVESTMENT RESULTS:
The VAA may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and reports. Such results may be computed on a cumulative and/or annualized basis.

Cumulative quotations are arrived at by calculating the change in the Accumulation Unit Value between the first and last day of the base period being measured, and expressing the difference as a percentage of the unit value at the beginning of the base period.

Annualized quotations are arrived at by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

NON-STANDARDIZED INVESTMENT RESULTS
SUBACCOUNTS OF ACCOUNT H*

$10,000 INVESTED IN
THIS FUND THROUGH
AMERICAN LEGACY III
THIS MANY YEARS AGO...
                     ...WOULD HAVE GROWN TO THIS AMOUNT ON DECEMBER 31, 1996**

                                                                With EGMDB
                                    -------------------------------------------------------------------
                                    Growth           Growth-Income    High-Yield Bond  Cash Management
-------------------------------------------------------------------------------------------------------
Number                                      Compound         Compound         Compound         Compound
of                                          Growth           Growth           Growth           Growth
Years             Periods           Amount  Rate     Amount  Rate     Amount  Rate     Amount  Rate
-------------------------------------------------------------------------------------------------------
1                 12/31/96-12/31/97 $          %     $          %     $          %     $          %
2                 12/31/95-12/31/97  11,152 11.52     11,680 16.80     11,136 11.36     10,337 3.37
3                 12/31/94-12/31/97  14,624 20.93     15,284 23.63     13,340 15.50     10,733 3.60
4                 12/31/93-12/31/97  14,456 13.07     15,344 15.34     12,264  7.04     10,966 3.12
5                 12/31/92-12/31/97  16,543 13.41     16,955 14.11     14,049  8.87     11,077 2.59
Lifetime of fund  02/08/84-12/31/97
                                                               Without EGMDB
                                    -------------------------------------------------------------------
                                    Growth           Growth-Income    High-Yield Bond  Cash Management
-------------------------------------------------------------------------------------------------------
Number                                      Compound         Compound         Compound         Compound
of                                          Growth           Growth           Growth           Growth
Years             Periods           Amount  Rate     Amount  Rate     Amount  Rate     Amount  Rate
-------------------------------------------------------------------------------------------------------
1                 12/31/96-12/31/97 $          %     $          %     $          %     $          %
2                 12/31/95-12/31/97  11,169 11.69    $11,697 16.97    $11,153 11.53    $10,352 3.52
3                 12/31/94-12/31/97  14,668 21.11     15,329 23.81     13,382 15.68     10,764 3.75
4                 12/31/93-12/31/97  14,521 13.24     15,416 15.52     12,319  7.20     11,017 3.28
5                 12/31/92-12/31/97  16,642 13.58     17,056 14.28     14,131  9.03     11,142 2.74
Lifetime of fund  02/08/84-12/31/97

*Although the subaccounts for the contracts did not commence activity until
     , these figures are calculated as if the subaccounts had commenced activity at the same time as the corresponding underlying funds.
**For purposes of determining these investment results, American Legacy III's 1.40% annual asset charge and administrative fee for those contracts with EGMDB and 1.25% for those contracts without EGMDB have been taken into account. However, these examples do not assume redemption at the end of the period.

                                          With EGMDB          Without EGMDB
                                       -------------------  -------------------
                                         U.S. Govt/AAA        U.S. Govt/AAA
-------------------------------------------------------------------------------
Number                                           Compound             Compound
of                                               Growth               Growth
Years              Periods             Amount    Rate       Amount    Rate
-------------------------------------------------------------------------------
1                  12/31/96-12/31/97   $            %       $            %
2                  12/31/95-12/31/97    10,142    1.42       10,157    1.57
3                  12/31/94-12/31/97    11,513    7.30       11,548    7.46
4                  12/31/93-12/31/97    10,832    2.70       10,880    2.85
5                  12/31/92-12/31/97    11,848    4.33       11,916    4.48
Lifetime of fund   12/01/85-12/31/97
                                       Asset Allocation     Asset Allocation
                                       -------------------  -------------------
Number                                           Compound             Compound
of                                               Growth               Growth
Years              Periods             Amount    Rate       Amount    Rate
-------------------------------------------------------------------------------
1                  12/31/96-12/31/97   $            %       $            %
2                  12/31/95-12/31/97    11,390   13.90       11,407   14.07
3                  12/31/94-12/31/97    14,520   20.50       14,564   20.68
4                  12/31/93-12/31/97    14,242   12.51       14,307   12.68
5                  12/31/92-12/31/97    15,467   11.52       15,562   11.69
Lifetime of fund   08/01/89-12/31/97    19,666    9.55       19,886    9.71
                                         International        International
                                       -------------------  -------------------
Number                                           Compound             Compound
of                                               Growth               Growth
Years              Periods             Amount    Rate       Amount    Rate
-------------------------------------------------------------------------------
1                  12/31/96-12/31/97   $            %       $            %
2                  12/31/95-12/31/97    11,562   15.62       11,580   15.80
3                  12/31/94-12/31/97    12,817   13.21       12,855   13.38
4                  12/31/93-12/31/97    12,851    8.72       12,908    8.88
5                  12/31/92-12/31/97    16,985   14.16       17,086   14.33
Lifetime of fund   05/01/89-12/31/97    17,205    8.48       17,378    8.64
                                             Bond                 Bond
                                       -------------------  -------------------
Number                                           Compound             Compound
of                                               Growth               Growth
Years              Periods             Amount    Rate       Amount    Rate
-------------------------------------------------------------------------------
1                  12/31/96-12/31/97   $            %       $            %
Lifetime of fund   01/02/96-12/31/97    10,412    4.14       10,428    4.29
                                         Global Growth        Global Growth
                                       -------------------  -------------------
Number                                           Compound             Compound
of                                               Growth               Growth
Years              Periods             Amount    Rate       Amount    Rate
-------------------------------------------------------------------------------
Lifetime of fund       -12/31/97         $          %         $          %

ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS
Variable annuity payouts will be determined on the basis of: (1) the dollar value of the contract on the annuity commencement date; (2) the annuity tables contained in the contract; (3) the type of annuity option selected; and (4) the investment results of the fund(s) selected. In order to determine the amount of variable annuity payouts, Lincoln Life makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of annuity units based on the amount of the first payout; and third, it calculates the value of the annuity units each period thereafter. These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the contract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 4% per annum. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The 4% interest rate stated above is the measuring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds 4%, the payout will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 4%, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

Lincoln Life may use sex distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:

(a) The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and

(b) A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

If you select a variable annuity payout, you may transfer all or a portion of your investment in one subaccount to another subaccount or to the fixed side of the contract. Transfers after the annuity commencement date will be limited to three times per contract year.

A transfer from one subaccount to another subaccount will result in the purchase of annuity units in one subaccount and the redemption of annuity units in the other subaccount. Such a transfer will be accomplished at relative annuity unit values as of the valuation date we receive the transfer request. The valuation of annuity units is discussed above. A transfer from one subaccount to a fixed annuity payout will result in the redemption of annuity units in one subaccount and the purchase of a minimum fixed annuity payout as discussed in the contract. After the annuity commencement date, no transfers can be made from the fixed side of the contract to the subaccounts.

PROOF OF AGE, SEX AND SURVIVAL
Lincoln Life may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

FEDERAL TAX STATUS

GENERAL
The operations of the VAA form a part of, and are taxed with, the operations of Lincoln Life under the Internal Revenue Code of 1986, as amended (the Code). VAA investment income and realized net capital gains on the assets of the VAA are reinvested and taken into account in determining the accumulation and annuity unit values. As a result, such investment income and realized net capital gain are automatically retained as part of the reserves under the contract. Under existing federal income tax law, Lincoln Life believes that the VAA investment income and realized net capital gain are not taxed to the extent they are retained as part of the reserves under the contract. Accordingly, Lincoln Life does not anticipate that it will incur any federal income tax liability attributable to the VAA, and therefore it does not intend to make any provision for such taxes. However, if changes in the federal tax laws or interpretations thereof result in Lincoln Life's being taxed on income or gain attributable to the VAA, then Lincoln Life may impose a charge against the VAA (with respect to some or all (contracts) in order to make provision for payment of such taxes.

TAX STATUS OF NON-QUALIFIED CONTRACTS
Section 817(h) of the code provides that separate account investments (or the investments of a mutual fund the shares of which are owned by separate accounts of insurance companies) underlying the contract be adequately diversified in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the code. The VAA, through each of the funds, intends to comply with the diversification requirements prescribed in regulations, which affect how the assets in each of the funds in which the VAA invests may be invested. Capital Research and Management Company is not affiliated with Lincoln Life and Lincoln Life does not have control over the series, or its investments. However, Lincoln Life believes that each fund in which the VAA owns shares will meet the diversification requirements and that therefore the contracts will be treated as annuities under the code.

The regulations relating to diversification requirements do not provide guidance concerning the extent to which contractowners may direct their investments to particular subaccounts of a separate account. When guidance is provided, the contract may need to be modified to comply with that guidance. For these reasons, Lincoln Life reserves the right to modify the contract as necessary to prevent the contractowner from being considered the owner of the assets of the VAA.

In addition to the requirements of Section 817(h), code Section 72(s) provides that contracts will not be treated as annuity contracts for purposes of Section 72 unless the contract provides that (1) if any contractowner dies on or after the annuity starting date prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution in effect at the time of the contractowner's death; and (2) if any contractowner dies prior to the annuity starting date, the entire interest must be distributed within five years after the death of the contractowner. These requirements are considered satisfied if any portion of the contractowner's interest that is payable to or for the benefit of a designated beneficiary is distributed over that designated beneficiary's life, or a period not extending beyond the designated beneficiary's life expectancy, and if that distribution begins within one year of the contractowner's death. The designated beneficiary must be a natural person. No regulations interpreting these requirements have yet been issued. Thus, no assurance can be given that the provisions contained in contracts satisfy all such code requirements. However, Lincoln Life believes that such provisions in such contracts meet these requirements. Lincoln Life intends to review such provisions and modify them as necessary to assure that they comply with the requirements of Section 72(s) when clarified by regulations or otherwise.

TAX STATUS OF CONTRACTS USED WITH CERTAIN PLANS
The rules governing the tax treatment of contributions and distributions under qualified plans, as set forth in the code and applicable rulings and regulations, are complex and subject to change. These rules also vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of contracts with the various types of plans, based on Lincoln Life's understanding of the current federal tax laws as interpreted by the Internal Revenue Service. Purchasers of contracts for use with such a plan and plan participants and beneficiaries should consult counsel and other competent advisers as to the suitability of the plan and the contract to their specific needs, and as to applicable code limitations and tax consequences. Participants under such plans, as well as contractowners, annuitants, and beneficiaries, should also be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the contract.

Following are brief descriptions of the various types of plans and of the use of contracts in connection therewith.

PUBLIC SCHOOL SYSTEMS AND 501(C)(3) ORGANIZATIONS [SECTION 403(B) PLANS] Payments made to purchase annuity contracts by public school systems or code
Section 501(c)(3) organizations for their employees are excludable from the gross income of the employee to the extent that aggregate payments for the employee do not exceed the exclusion allowance provided by Section 403(b) of the code, the over-all limits for excludable contributions of Section 415 of the code or the limit on elective contributions. Furthermore, the investment results of the fund credited to the account are not taxable until benefits are received either in the form of annuity payouts, in a single sum or a withdrawal.

If an employee's individual account is surrendered, usually the full amount received would be includable in income for that year at ordinary rates.

QUALIFIED CORPORATE EMPLOYEE'S PENSION AND PROFIT-SHARING TRUSTS AND QUALIFIED ANNUITY PLANS [SECTION 401(A) PLANS]
Payments made by a corporate employer and the increments on all payments for qualified corporate plans are not taxable as income to the employee until distributed. However, the employee may be required to include these amounts in gross income prior to distribution if the qualified plan or trust loses its qualification. Corporate plans qualified under Sections 401(a) or 403(a) of the code are subject to extensive rules, including limitations on maximum contributions or benefits. For plan years beginning after December 31, 1996, tax exempt organizations (except state and local governments) may have 401(k) plans.

Distributions of amounts in excess of non-deductible employee contributions are generally taxable as ordinary income. If an employee or beneficiary receives a lump-sum distribution, that is, if the employee or beneficiary receives in a single tax year the total amounts payable with respect to that employee, and the benefits are paid as a result of the employee's death or separation from service or after the employee attains 59 1/2, taxable gain may be eligible for special lump sum averaging treatment. These special tax rules are not available in all cases.

SELF-EMPLOYED INDIVIDUALS (H.R. 10 OR KEOGH)
Under code provisions, self-employed individuals may establish plans commonly known as H.R. 10 or Keogh plans for themselves and their employees. The tax consequences to participants under such plans depend upon the plan itself. Such plans are subject to special rules in addition to those applicable to qualified corporate plans; therefore, purchasers of the contracts for use with H.R. 10 plans should seek competent advice as to suitability of plan documents and the funding contracts.

INDIVIDUAL RETIREMENT ANNUITIES (IRA)
Under Section 408 of the code, individuals may participate in a retirement program known as Individual Retirement Annuity (IRA). An individual may make an annual IRA contribution of up to the lesser of $2,000 (or $4,000 if IRAs are maintained for both the individual and his nonworking spouse) or 100% of compensation. However, IRA contributions may be non-deductible in whole or in part if (1) the individual or his spouse is an active participant in certain other retirement programs and (2) the income of the individual (or of the individual and his spouse) exceeds a specified amount. Distributions from certain other IRA plans or qualified plans may be rolled over to an IRA on a tax deferred basis without regard to the limit on contributions, provided certain requirements are met. Distributions from IRA's are subject to certain restrictions. Deductible IRA contributions and all IRA earnings will be taxed as ordinary income when distributed. The failure to satisfy certain code requirements with respect to an IRA may result in adverse tax consequences.

DEFERRED COMPENSATION PLANS (457 PLANS)
Under the code provisions, employees and independent contractors (participants) performing services for state and local governments and certain tax-exempt organizations may establish deferred compensation plans. While participants in such plans may be permitted to specify the form of investment in which their plan accounts will participate, all such investments are owned by the sponsoring employer and are subject to the claims of its creditors. Plans of state and local governments established on August 20, 1996, or later, must hold all assets and income in trust (or custodial accounts or an annuity contract) for the exclusive benefit of participants and their beneficiaries. Section 457 plans that were in existence before August 20, 1996 are allowed until January 1, 1999 to meet this requirement. The amounts deferred under a plan which meet the requirements of Section 457 of the code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. Deferrals are taxed as compensation from the employer when they are actually or constructively received by the employee. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $7,500, as increased for cost of living adjustments, or 33 1/3% of the participant's includable compensation. However, in limited circumstances, up to $15,000 may be deferred in each of the last three years before retirement.

SIMPLIFIED EMPLOYEE PENSION PLANS
[SECTION 408(K)]
An employer may make contributions on behalf of employees to a simplified employee pension plan ("SEP") established prior to January 1, 1997, as provided by Section 408(k) of the code. The contributions and distribution dates are limited by the code provisions. All distributions from the plan will be taxed as ordinary income. Any distribution before the employee attains age 59 1/2 (except in the event of death or disability) or the failure to satisfy certain other code requirements may result in adverse tax consequences. For tax years after 1996, salary reduction SEPs (SAR/SEP) may no longer be established. However, SAR/SEPs in existence prior to January 1, 1997 may continue to receive contributions.

SAVINGS INCENTIVE MATCHED PLAN FOR EMPLOYEES (SIMPLE)
Employers with 100 or fewer employees, who earned $5,000.00 during the preceding year, may establish SIMPLEs. For tax years beginning after December 31, 1996, SIMPLE plans are available and may be in the form of an IRA or part of a 401(k) plan. Under a SIMPLE IRA, employees are permitted to make elective contributions to an IRA, stated as a percentage of the employee's compensation, but not to exceed $6,000.00 annually as indexed. Such deferrals are not subject to income tax until withdrawn. Withdrawals made by an employee in the first two years of the employee's participation are subject to a 25 percent penalty. Later withdrawals are subject to penalties applicable to IRAs. Under a SIMPLE 401(k), employee deferrals are limited to no more than $6,000.00 annually. Employer contributions are usually required for each type of SIMPLE.

TAX ON DISTRIBUTIONS FROM
QUALIFIED CONTRACTS
The following rules generally apply to distributions from contracts purchased in connection with the plans discussed above, other than 457 plans.

The portion, if any, of any contribution under a contract made by or on behalf of an individual which is not excluded from the employee's gross income (generally, the employee's own non-deductible contributions) constitutes his investment in the contract. If a distribution is made in the form of annuity payouts, the employee's investment in the contract (adjusted for certain refund provisions) divided by his life expectancy (or other period for which annuity payouts are expected to be made) constitutes a return of capital each year. The dollar amount of annuity payouts received in any year in excess of such return is taxable as ordinary income. However, all distributions will be fully taxable once the employee is deemed to have recovered the dollar amount of his investment in the contract. Notwithstanding the above, if the employee's annuity starting date was on or before July 1, 1986 and if his investment in the contract will be recovered within three years of his annuity starting date, no amount is included in income until he has fully recovered such investment. Rules generally provide that all distributions which are not received as an annuity will be taxed as a pro rata distribution of taxable and non-taxable amounts (rather than as a distribution first of non-taxable amounts).

If a surrender of or withdrawal from the contract is effected and a distribution is made in a single payment, the proceeds may qualify for special lump-sum distribution treatment under certain qualified plans, as discussed above. Otherwise, the amount by which the payment exceeds the investment in the contract (adjusted for any prior withdrawals) allocated to that payment, if any, will be taxed as ordinary income in the year of receipt.

Distributions from Section 401(a) plans, Section 403(b) plans, IRAs, SEPs and Keoghs will be subject to (1) a 10% penalty tax if made before age 59 1/2 unless certain other exceptions apply, and (2) except during 1997, 1998 and 1999, a 15% penalty tax on combined annual distributions in excess of $150,000 (as indexed), subject to various special rules. Failure to meet certain minimum distribution requirements for the above plans, as well as for Section 457 plans, will result in a 50% excise tax. Various other adverse tax consequences may also be potentially applicable in certain circumstances to these types of plans.

Upon an annuitant's death, the taxation of benefits payable to his beneficiary generally follow these same principles, subject to a variety of special rules.

OTHER CONSIDERATIONS
It should be understood that the foregoing comments about the federal tax consequences under these contracts are not exhaustive and that special rules are provided with respect to other tax situations not discussed herein. Further, the foregoing discussion does not address any applicable state, local, or foreign tax laws. In recent years, numerous changes have been made in the federal income tax treatment of contracts and retirement plans, which are not fully discussed above. Before an investment is made in any of the above plans, a tax adviser should be consulted.

ADVERTISING AND SALES
LITERATURE

As set forth in the Prospectus, Lincoln Life may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company. A.M. Best also provides certain rankings, to which Lincoln Life intends to refer.

DUFF & PHELPS insurance company claims paying ability (CPA) service provides purchasers of insurance policies and contracts with analytical and statistical information on the solvency and liquidity of major U.S. licensed insurance companies, both mutual and stock.

EAFE INDEX is prepared by Morgan Stanley Capital International (MSCI). It measures performance of securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international diversification with over 1000 companies across 20 different countries.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, and fee and expense analysis.

MOODY'S insurance claims-paying rating is a system of rating on insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

MORNINGSTAR is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities.

STANDARD & POOR'S insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

VARDS (VARIABLE ANNUITY RESEARCH DATA SERVICE) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

STANDARD & POOR'S INDEX -- is a broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

NASDAQ-OTC PRICE INDEX -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value- weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) -- price-weighted average of 30 actively traded blue chip stocks, primarily industrials but including American Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

In its advertisements and other sales literature for the VAA and the funds, Lincoln Life intends to illustrate the advantages of the contracts in a number of ways:

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the variable annuity account over the fixed account; and the compounding effect when a client makes regular deposits to his or her contract.

The following features or services may also be discussed in or utilized in con-nection with sales literature for the VAA.

INTERNET. An electronic communications network which may be also used to provide information regarding Lincoln Life, performance of the subaccounts and advertisement literature.

DOLLAR-COST AVERAGING. (DCA) -- You may systematically transfer on a monthly basis amounts from certain subaccounts into the subaccounts or the fixed side of the contract. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $10,000 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of: (1) the annuity commencement date;
(2) the value of the amount being DCA'd is depleted; or (3) you cancel the program by written request or by telephone if we have your telephone authorization on file. Currently, there is no charge for this service. However, we reserve the right to impose one. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

AUTOMATIC WITHDRAWAL SERVICE. (AWS) -- AWS provides an automatic, periodic withdrawal of contract value to you. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to our servicing office. The minimum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to our servicing office. Notwithstanding the requirements of the program, any withdrawal must be permitted by Section 401(a)(9) of the code for qualified plans or permitted under Section 72 for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Contingent deferred sales charges. Currently, there is no charge for this service. However, we reserve the right to impose one. If a charge is imposed, it will not exceed $25 per transaction or 2% of the amount withdrawn, whichever is less. We reserve the right to discontinue this service at any time.

CROSS-REINVESTMENT SERVICE -- Under this option, account value in a designated variable subaccount or the fixed side of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) or the fixed side of the contract at specific intervals. You may elect to participate in cross-reinvestment at the time of application or at any time before the annuity commencement date by sending a written request to our servicing office or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross-reinvestment will continue until we receive authorization to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000. Currently, there is no charge for this service. However, we reserve the right to impose one. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. We reserve the right to discontinue this service at any time.

LINCOLN LIFE'S CUSTOMERS. Sales literature for the VAA and the series' funds may refer to the number of employers and the number of individual annuity clients which Lincoln Life serves.

LINCOLN LIFE'S ASSETS, SIZE. Lincoln Life may discuss its general financial condition (see, for example, the reference to A.M. Best Company, above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above).

FINANCIAL STATEMENTS
Financial statements for Lincoln Life appear on the following pages.

(
LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT H

                      REGISTRATION STATEMENT ON FORM N-4

                          PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits

  (a) List of Financial Statements

      1. Part A The Table of Condensed Financial Information is included in Part A of this Registration Statement. (TO BE FILED BY AMENDMENT)

      2. Part B The following Financial Statements for the Variable Account are included in Part B of this Registration Statement. (TO BE FILED BY AMENDMENT)

      3. Part B The following Statutory Financial Statements and Schedules of Lincoln Life & Annuity Company of New York are included in the SAI:
         (TO BE FILED BY AMENDMENT)

Item 24.                          (Continued)

                (b)  List of Exhibits

(1) Resolutions of the Board of Directors of Lincoln Life & Annuity Company of New York establishing Separate Account H.

(2)    None.

(3)(a) Underwriting Agreement. (TO BE FILED BY AMENDMENT)

(4)    Form of Variable Annuity Contract.

(5)    Form of Application.

(6) Articles of Incorporation and Bylaws of Lincoln Life & Annuity Company of New York.

(7)    Not applicable.

(8) Form of Services Agreement between Lincoln Life & Annuity Company of New York and the Delaware Management Company.

(8)(a) Form of Participation Agreement (TO BE FILED BY AMENDMENT)

(9) Opinion and consent of Bob Sheppard, Lincoln Life & Annuity Company of New York as to legality of securities being issued. (TO BE FILED BY AMENDMENT)

(10)   Consent of auditors. (TO BE FILED BY AMENDMENT)

(11)   Not applicable.

(12)   Not applicable.

(13) Schedule for computation for performance quotations. (TO BE FILED BY AMENDMENT)

14(a)  Financial Data Schedule (TO BE FILED BY AMENDMENT)

15     Other Exhibits

         (a) Organizational Chart
         (b) Books and Records Report (TO BE FILED BY AMENDMENT)

Item 25.            DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name                           Positions and Offices with Lincoln Life
----                           ---------------------------------------
Philip L. Holstein*            President, Treasurer and Director

David N. Becker                Second Vice President and Appointed Actuary
  1300 South Clinton Street
  Fort Wayne, IN 46802-3506

Kathy E. Bowman*               Second Vice President

Garrett W. Cooper*             Second Vice President

Catherine M. King*             Second Vice President

David J. Miller*               Second Vice President

Troy D. Panning*               Second Vice President and Chief Financial Officer

Karen Ritgert*                 Second Vice President

Item 26.
                 PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
                       WITH THE DEPOSITOR OR REGISTRANT


     See Exhibit 15(a): Organizational Chart of the Lincoln National Insurance Holding Company System.

Item 27.
                         NUMBER OF CONTRACTOWNERS


     As of _________________, there were _______ (variable and fixed) contract owners under Account H.

Item 28.                         Indemnification

     (a) Brief description of indemnification provisions.

         In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

         In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

         Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.                       Principal Underwriter

     (a) American Funds Distributors, Inc., is also the Principal Underwriter of shares of: AMCAP Fund, Inc., American Balanced Fund, Inc., The American Funds Income Series, The American Funds Tax-Exempt Series I, The American Funds Tax-Exempt Series II American High-Income Municipal Bond Fund, Inc., American High-Income Trust, American Mutual Fund, Inc., The Bond Fund of America, Inc., Capital Income Builder, Inc., Capital World Bond Fund, Inc., Capital World Growth and Income Fund, Inc., The Cash Management Trust of America, EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America, Inc., Intermediate Bond Fund of America, The Investment Company of America, Limited Term Tax-Exempt Bond Fund of America, The New Economy Fund, New Perspective Fund, Inc., The Tax-Exempt Bond Fund of America, Inc., The Tax-Exempt Money Fund of America, The U.S. Treasury Money Fund of America, Washington Mutual Investors Fund, Inc. and SMALLCAP World Fund, Inc.

     (b)
         (1)                               (2)
  Name and Principal           Positions and Offices
  Business Address             with Underwriter

 *David L. Abzug               Regional Vice President
     5657 Lemona Avenue
     Van Nuys, CA 91411

  John A. Agar                 Regional Vice President
     1501 N. University Drive
     Little Rock, AR  72207

Robert B. Aprison                       Vice President
  2983 Bryn Wood Drive
  Madison, WI  53711

%Richard Armstrong                      Assistant Vice President

*William W. Bagnard                     Vice President

Steven L. Barnes                        Senior Vice President
  8000 Town Line Avenue South
  Suite 204
  Minneapolis, MN  55438

Michelle A. Bergeron                    Vice President
  4160 Gateswalk Drive
  Smyrna, GA 30080

Item 29.                              Principal Underwriter (continued)

     (1)                                         (2)
Name and Principal                    Positions and Offices
Business Address                      with Underwriter
------------------                    ---------------------

Joseph T. Blair                       Senior Vice President
  27 Drumlin Road
  West Simsbury, CT 06092

John A. Blanchard                     Regional Vice President
  6421 Aberdeen Road
  Mission Hills, KS 66208

Ian B. Bodell                         Senior Vice President
  3100 West End Avenue, Suite 870
  Nashville, TN 37215

Michael L. Brethower                  Vice President
  108 Hagen Court
  Georgetown, TX  78628

C. Alan Brown                         Regional Vice President
  4619 McPherson Avenue
  St. Louis, MO  63108

*Daniel C. Brown                      Senior Vice President

@J. Peter Burns                       Vice President

Brian C. Casey                        Regional Vice President
  9508 Cable Drive
  Kensington, MO 20895

Victor C. Cassato                     Vice President
  609 W. Littelton Blvd. - Suite 310
  Littleton, CO 80121

Christopher J. Cassin                 Senior Vice President
  111 West Chicago Street - Suite G3
  Hinsdale, IL 60521

Denise M. Cassin                      Regional Vice President
  1301 Stoney Creek Drive
  San Ramon, CA 94538

*Larry P. Clemmensen                      Director

*Kevin G. Clifford                        Director, Senior Vice President

Ruth M. Collier                           Vice President
  145 West 67th Street, #12K
  New York, NY  10023

Thomas E. Cournoyer                       Vice President
  2333 Granada Boulevard
  Coral Gables, FL  33134

Douglas A. Critchell                      Vice President
  4116 Woodbine St.
  Chevy Chase, MD 20815

*Carl D. Cutting                          Vice President

Dan J. Delianedis                         Regional Vice President
8689 Braxton Drive
Eden Prairie, MN  55347

Michael A. Dilella                        Vice President
  P.O. Box 661
  Ramsey, NJ  07446

Item 29.                     Principal Underwriters (continued)

  (1)                                 (2)
Name and Principal           Positions and Offices
Business Address             with Underwriter
---------------------        ---------------------

G. Michael Dill              Senior Vice President
  505 East Main St.
  Jenks, OK 74037

Kirk D. Dodge                Regional Vice President
  3034 Parkridge Drive
  Ann Arbor, MI 48103

Peter J. Doran               Senior Vice President
  1205 Franklin Avenue
  Garden City, NY 11530

*Michael J. Downer           Secretary

Robert W. Durbin             Vice President
  74 Sunny Lane
  Tiffin, OH  44883

&Lloyd G. Edwards            Vice President

*Paul H. Fieberg             Senior Vice President

John Fodor                   Regional Vice President
  15 Latisquama Road
  Southborough, MA  01772

*Mark P. Freeman, Jr.        Director and President

Clyde E. Gardner             Senior Vice President
  Route 2, Box 3162
  Osage Beach, MO  65065

#Evelyn K. Glassford         Vice President

Jeffrey J. Greiner           Regional Vice President
  12210 Taylor Road
  Plain City, OH 43064

David E. Harper                               Senior Vice President
  R.D.1, Box 210, Rte 519
  Frenchtown, NJ  08825

Ronald R. Hulsey                              Vice President
  6744 Avalon
  Dallas, TX  75214

Robert S. Irish                               Regional Vice President
1225 Vista Del Mar Dr.
Delray Beach, FL  33483

*Robert L. Johansen                           Vice President and Controller

Michael J. Johnston                           Chairman of the Board
  630 Fifth Ave., 36th Floor
  New York, NY 10111-0121

V. John Kriss                                 Senior Vice President
  P. O. Box 274
  Surfside, CA 90743

Arthur J. Levine                              Vice President
  12558 Highlands Place
  Fishers, IN 46038

Item 29.                             Principal Underwriters (continued)

     (1)                                      (2)
Name and Principal                   Positions and Offices
Business Address                     with Underwriter
------------------                   ------------------------
#Karl A. Lewis                       Assistant Vice President

T. Blake Liberty                     Regional Vice President
   1940 Blake St., Ste. 303
   Denver, CO 80202

*Lorin E. Liesy                      Assistant Vice President

*Susan G. Lindgren                   Vice President - Institutional
                                     Investment Services Division

+Robert W. Lovelace                  Director

Stephen A. Malbasa                   Regional Vice President
  13405 Lake Shore Boulevard
  Cleveland, OH  44110

Steven M. Markel                     Vice President
  5241 South Race St.
  Littleton, CO  80121

*John C. Massar                      Director and Senior Vice President

*E. Lee McClennahan                  Senior Vice President

%John V. McLaughlin                  Senior Vice President

Terry W. McNabb                      Vice President
  2002 Barrett Station Road
  St. Louis, MO  63131

*R. William Melinat                  Vice President
                                     Institutional Investment
                                     Services Division

David R. Murray                      Vice President
  25701 S. E. 32nd Place
  Issaquah, WA  98027

Stephen S. Nelson            Vice President
  P.O. Box 470528
  Charlotte, NC 28247-0528


William E. Noe               Regional Vice President
  304 River Oaks Road
  Brentwood, TN 37027

Peter A. Nyhus               Regional Vice President
  3084 Wilds Ridge Court
  Prior Lake, MN 55372

Eric P. Olson                Regional Vice President
  62 Park Drive
  Glenview, IL 60025

Ric Phillips                 Vice President
  32 Ridge Avenue
  Newton Centre, MA  02161


#Candance D. Pilgrim         Assistant Vice President

Item 29.                     Principal Underwriters (continued)
-------

  (b)  (continued)
  (1)                                 (2)
Name and Principal           Positions and Offices
Business Address             with Underwriter
------------------           ---------------------

Carl S. Platou               Regional Vice President
  4021 96th Avenue, SE
  Mercer Island, WA 98040

*John O. Post, Jr.           Vice President

%Richard P. Prior            Assistant Vice President

Steven J. Reitman            Vice President
  212 The Lane
  Hinsdale, IL 60521

Brian A. Roberts             Regional Vice President
  12025 Delmahoy Drive
  Charlotte, NC 28277

George S. Ross               Vice President
  55 Madison Avenue
  Morristown, NJ 07960

*Julie D. Roth               Vice President

*James F. Rothenberg         Director

Douglas F. Rowe              Regional Vice President
  30008 Oakland Hills Drive
  Georgetown, TX 78628

Christopher Rowey            Regional Vice President
  9417 Beverlywood Street
  Los Angeles, CA 90034

Dean B. Rydquist             Vice President
  1080 Bay Pointe Crossing
  Alpharetta, GA 30005

Richard R. Samson            Vice President
  4604 Glencoe Ave., Suite 4
  Marina Del Ray, CA 90292

Joe D. Scarpitti                 Regional Vice President
  31465 St. Andrews
  Westlake, OH 44145

*Daniel B. Seivert               Assistant Vice President

*R. Michael Shanahan             Director

David W. Short                   Director and Senior Vice President
  1000 RIDC Plaza, Suite 212
  Pittsburgh, PA 15238

William P. Simon, Jr.            Vice President
  554 Canterbury Lane
  Berwyn, PA 19312

*John C. Smith                   Vice President
                                 Institutional Investment Services
                                 Division

*Mary E. Smith                   Vice President
                                 Institutional Investment Services
                                 Division

Rodney G. Smith                  Regional Vice President
  100 N. Central Expressway
  Suite 1214
  Richardson, TX 75080

Nicholas D. Spadaccini           Regional Vice President
  855 Markley Woods Way
  Cincinnati, OH 45230

Item 29.                                  Principal Underwriters (continued)
--------
  (b)  (continued)
  (1)                                              (2)
Name and Principal                        Positions and Offices
Business Address                          with Underwriter
------------------                        ---------------------

Daniel S. Spradling                       Senior Vice President
  #4 West Fourth Avenue, Suite 406
  San Mateo, CA  94402

Thomas A. Stout                           Regional Vice President
  12913 Kendale Lane
  Bowie, MD 20715

Craig R. Strausser                        Regional Vice President
  3 Dover Way
  Lake Oswego, OR 97034

Francis N. Strazzeri                      Regional Vice President
  31641 Saddletree Drive
  Westlake Village, CA 91361

Drew Taylor                               Assistant Vice President

%James P. Toomey                          Assistant Vice President

&Christopher E. Trede                     Assistant Vice President

George F. Truesdail                       Vice President
  400 Abbotsford Court
  Charlotte, NC 28270

Scott W. Ursin-Smith                      Regional Vice President
  60 Reedland Woods Way
  Tiburon, CA 94920



*David M. Ward                            Vice President
                                          Institutional Investment Services
                                          Division

Thomas E. Warren                          Regional Vice President
  1701 Starling Drive
  Sarasota, FL 34231


*J. Kelly Webb                            Senior Vice President and Treasurer

Gregory J. Weimer            Regional Vice President
  125 Surrey Drive
  Canonsburg, PA 15317

#Timothy W. Weiss            Director

N. Dexter Williams           Vice President
  25 Whitside Court
  Danville, CA 94526

Timothy J. Wilson            Regional Vice President
  113 Farmview Place
  Venetia, PA 15367

#Laura L. Wimberly           Assistant Vice President

*Marshall D. Wingo           Director and Senior Vice President

*Robert L. Winston           Director and Senior Vice President

Laurie B. Wood               Regional Vice President
  3500 W. Camino de Urania
  Tucson, AZ 85741

William Yost                 Regional Vice President
  9320 Overlook Trail
  Eden Prairie, MN 55347

Janet M. Young               Regional Vice President
  1616 Vermont
  Houston, TX 77006

Scott D. Zombon              Regional Vice President
  320 Robinson Drive
  Tustin Ranch, CA 92782

*Business Address, 333 South Hope Street, Los Angeles, CA 90071
+Business Address, 11100 Santa Monica Blvd., Los Angeles, CA 90025 #Business Address, 135 South State College Blvd., Brea, CA 92821
%Business Address, 8000 IH-10, Suite 1400, San Antonio, TX 78230
@Business Address, 5300 Robin Hood Road, Norfolk, VA 23513
&Business Address, 8332 Woodfield Crossing Blvd., Indianapolis, IN 46240

Item 32. Undertakings
---------------------

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life & Annuity Company of New York at the address or phone number listed in the Prospectus.

(d) Lincoln Life & Annuity Company of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                  SIGNATURES


     (a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Syracuse, and State of New York on this 16th day of October, 1997.


                              Lincoln Life & Annuity Variable Annuity Account H (Registrant)


                              By: /s/ Philip L. Holstein
                                  -------------------------------------------
                                  Philip L. Holstein, President


                              Lincoln Life & Annuity Company of New York
                              (Depositor)

                              By: /s/ Philip L. Holstein
                                  -------------------------------------------
                                  Philip L. Holstein, President


     (b) As required by the Securities Act of 1933, this Registration Statement has been signed for the Depositor by the following persons in the capacities and on the dates indicated.

SIGNATURE                            TITLE                                        DATE


/s/ Philip L. Holstein               President, Treasurer and Director            October 16, 1997
-----------------------------        (Principal Executive Officer)                ------------------
Philip L. Holstein


/s/ Jon A. Boscia                    Director                                     October 16, 1997
-----------------------------                                                     ------------------
Jon A. Boscia


/s/ Richard C. Vaughan               Director                                     October 16, 1997
-----------------------------                                                     ------------------
Richard C. Vaughan


/s/ Troy D. Panning                  Second Vice President and Chief              October 16, 1997
-----------------------------        Financial Officer (Principal Financial       ------------------
Troy D. Panning                      Officer and Principal Accounting Officer)


                                     Director
-----------------------------                                                     ------------------
Thomas D. Bell, Jr.


/s/ Roland C. Baker                  Director                                     October 16, 1997
-----------------------------                                                     ------------------
Roland C. Baker


/s/ Harry L. Kavetas                 Director                                     October 16, 1997
-----------------------------                                                     ------------------
Harry L. Kavetas


/s/ Barbara Steury Kowalczyk         Director                                     October 16, 1997
-----------------------------                                                     ------------------
Barbara Steury Kowalczyk


/s/ Marguerite Leanne Lachman        Director                                     October 16, 1997
-----------------------------                                                     ------------------
Marguerite Leanne Lachman


/s/ John M. Pietruski                Director                                     October 16, 1997
-----------------------------                                                     ------------------
John M. Pietruski


                                     Director
-----------------------------                                                     ------------------
Lawrence T. Rowland


/s/ John L. Steinkamp                Director                                     October 16, 1997
-----------------------------                                                     ------------------
John L. Steinkamp


/s/ J. Patrick Barrett               Director                                     October 13, 1997
-----------------------------                                                     ------------------
J. Patrick Barrett


/s/ Louis G. Marcoccia               Director                                     October 16, 1997
-----------------------------                                                     ------------------
Louis G. Marcoccia